Exhibit 99.2

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

ATTACHMENT: INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Deloitte Anjin LLC
9F., One IFC,
10, Gukjegeumyung-ro
Youngdeungpo-gu, Seoul
07326, Korea
Tel: +82 (2) 6676 1000
Fax: +82 (2) 6674 2114
www.deloitteanjin.co.kr

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

English Translation of a Report Originally Issued in Korean

To the Shareholder and the Board of Directors of

Woori Bank

Report on the Separate Financial Statements

We have reviewed the accompanying separate interim financial statements of Woori Bank (the “Bank”). The financial statements consist of the separate statements of financial position as of March 31, 2016 and the related separate interim statements of comprehensive income, changes in shareholders’ equity and cash flows, all expressed in Korean Won, for the three months ended March 31, 2016 and 2015, respectively, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate interim Financial Statements

The Bank’s management is responsible for the preparation and fair presentation of the accompanying separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Independent Accountants’ Responsibility

Our responsibility is to express a conclusion on the accompanying separate interim financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate interim financial statements of the Bank are not presented fairly, in all material respects, in accordance with K-IFRS 1034, Interim Financial Reporting.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”),

its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities.

DTTL (also referred to as “Deloitte Global”) does not provide services to clients.

Please see www.deloitte.com/kr/about for a more detailed description of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

Others

We audited the separate statement of financial position as of December 31, 2015, and the related separate statements of comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2015 (not presented in the accompanying separate interim financial statements), all expressed in Korean Won, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion in our independent auditors’ report dated on March 4, 2016. The separate statement of financial position as of December 31, 2015 presented as a comparative purpose in the accompanying interim financial statements does not differ, in all material respects, from the audited separate statement of financial position as of December 31, 2015.

Accounting principles and review standards and their application in practice vary among countries. The accompanying separate financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying separate financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

May 13, 2016

Notice to Readers

This report is effective as of May 13, 2016, the independent accountants’ review report date. Certain subsequent events or circumstances may have occurred between the review report date and the time the report is read. Such events or circumstances could significantly affect the separate financial statements and may result in modifications to the independent accountants’ review report.

WOORI BANK

SEPARATE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

The accompanying separate financial statements including all footnote disclosures were prepared by and are the responsibility of the management of the Bank.

Kwang Goo Lee

Chairman and Chief Executive Officer

Main Office Address:	(Road Name Address)	51, Sogong-ro, Jung-gu, Seoul
	(Phone Number)	02-2002-3000

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

	March 31, 2016	December 31, 2015
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	5,864,385	5,440,326
Financial assets at fair value through profit or loss (Notes 4, 7, 11, 12, 18 and 26)	3,771,927	3,569,625
Available-for-sale financial assets (Notes 4, 8, 11, 12 and 18)	16,936,095	15,869,654
Held-to-maturity financial assets (Notes 4, 9, 11, 12 and 18)	13,359,588	13,527,452
Loans and receivables (Notes 4, 10, 11, 12, 18 and 45)	245,655,796	231,083,160
Investments in subsidiaries and associates (Note 13)	3,738,002	3,730,247
Investment properties (Note 14)	352,537	344,892
Premises and equipment (Note 15)	2,324,473	2,341,506
Intangible assets (Note 16)	182,279	187,520
Assets held for sale (Note 17)	15,693	17,904
Deferred tax assets (Note 42)	109,868	172,368
Derivative assets (Notes 4, 11, 12 and 26)	278,648	183,128
Other assets (Notes 19 and 45)	186,925	109,126

Total assets	292,776,216	276,576,908

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4, 11, 12, 20 and 26)	3,658,793	3,448,180
Deposits due to customers (Notes 4, 11, 21 and 45)	209,981,309	201,353,128
Borrowings (Notes 4, 11, 12, 22 and 45)	17,674,725	18,760,947
Debentures (Notes 4, 11 and 22)	16,639,583	17,259,749
Provisions (Notes 23, 44 and 45)	407,660	467,887
Net defined benefit liability (Note 24)	79,794	45,678
Current tax liabilities (Note 42)	106,512	77,190
Derivative liabilities (Notes 4, 11, 12 and 26)	20,794	—
Other financial liabilities (Notes 4, 11, 12, 25 and 45)	24,911,176	16,111,469
Other liabilities (Notes 25 and 45)	185,909	163,362

Total liabilities	273,666,255	257,687,590

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015 (CONTINUED)

	March 31, 2016	December 31, 2015
	(Korean Won in millions)

EQUITY
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,334,002	3,334,002
Capital surplus (Note 28)	269,533	269,533
Other equity (Note 30)	162,988	106,016
Retained earnings (Notes 31 and 32)
(Regulatory reserve for credit loss as of March 31, 2016 and December 31, 2015 is 1,880,447 million Won and 1,382,443 million Won, respectively
Regulatory reserve for credit loss to be reversed as of March 31, 2016 and December 31, 2015 is 1,471 million Won and 498,004 million Won, respectively
Planned reversal of regulatory reserve for credit loss as of March 31, 2016 and December 31, 2015 is 1,471 million Won and 498,004 million Won, respectively)	11,962,046	11,798,375

Total equity	19,109,961	18,889,318

Total liabilities and equity	292,776,216	276,576,908

See notes to separate financial statements

WOORI BANK

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

	For the three months ended March 31
	2016	2015
	(Korean Won in millions, except for per share data)

Interest income	1,874,914	1,947,862
Interest expense	(817,364)	(969,085)

Net interest income (Notes 34 and 45)	1,057,550	978,777

Fees and commissions income	249,114	238,545
Fees and commissions expense	(35,441)	(23,777)

Net fees and commissions income (Notes 35 and 45)	213,673	214,768

Dividend income (Note 36)	56,158	45,209
Net gain (loss) on financial instruments at fair value through profit or loss (Note 37)	(56,867)	26,180
Net gain (loss) on available-for-sale financial assets (Note 38)	11,729	(31,506)
Impairment losses due to credit loss (Notes 39 and 45)	(126,960)	(267,608)
General and administrative expenses (Notes 40 and 45)	(685,192)	(657,477)
Other net operating expenses (Notes 40 and 45)	(24,239)	(117,716)

Operating income	445,852	190,627

Share of losses of subsidiaries and associates (Note 13)	(137)	(21,020)
Other net non-operating income	22,992	145,141

Non-operating income (Note 41)	22,855	124,121

Net income before income tax expense	468,707	314,748

Income tax expense (Note 42)	(86,234)	(68,197)

Net income
(Net income after the provision of regulatory reserve for credit loss for the three months ended March 31, 2016 and 2015 is 381,002 million Won and 34,717 million Won, respectively) (Note 32)	382,473	246,551

Remeasurement of the net defined benefit liability	(33,214)	(58,989)

Items that will not be reclassified to profit or loss	(33,214)	(58,989)

Gain on valuation of available-for-sale financial assets	93,006	71,131
Loss on foreign currency translation of foreign operations	(2,820)	(1,291)

Items that may be reclassified to profit or loss	90,186	69,840

Other comprehensive income, net of tax	56,972	10,851

Total comprehensive income	439,445	257,402

Basic and diluted net income per share (In Korean Won) (Note 43)	493	307

See notes to separate financial statements

WOORI BANK

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total
	(Korean Won in millions)
January 1, 2015	3,381,392	2,538,823	269,533	(695,522)	12,362,179	17,856,405
Net income	—	—	—	—	246,551	246,551
Dividends on common stock	—	—	—	—	(336,635)	(336,635)
Gain on valuation of available-for-sale financial assets	—	—	—	71,131	—	71,131
Foreign currency translation of foreign operations	—	—	—	(1,291)	—	(1,291)
Remeasurement of the net defined benefit liability	—	—	—	(58,989)	—	(58,989)
Dividends to hybrid securities	—	—	—	—	(39,809)	(39,809)
Appreciation of merger losses	—	—	—	806,640	(806,640)	—

March 31, 2015	3,381,392	2,538,823	269,533	121,969	11,425,646	17,737,363

January 1, 2016	3,381,392	3,334,002	269,533	106,016	11,798,375	18,889,318
Net income	—	—	—	—	382,473	382,473
Dividends on common stock	—	—	—	—	(168,317)	(168,317)
Gain on valuation of available-for-sale financial assets	—	—	—	93,006	—	93,006
Foreign currency translation of foreign operations	—	—	—	(2,820)	—	(2,820)
Remeasurement of the net defined benefit liability	—	—	—	(33,214)	—	(33,214)
Dividends to hybrid securities	—	—	—	—	(50,485)	(50,485)

March 31, 2016	3,381,392	3,334,002	269,533	162,988	11,962,046	19,109,961

See notes to separate financial statements

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

	For the three months ended March 31
	2016	2015
	(Korean Won in millions)
Cash flows from operating activities:
Net income	382,473	246,551
Adjustment to net income:
Income tax expense	86,234	68,197
Interest income	(1,874,914)	(1,947,862)
Interest expense	817,364	969,085
Dividend income	(67,039)	(62,782)

	(1,038,355)	(973,362)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	126,960	267,608
Loss on valuation of Financial instruments at fair value through profit or loss	72,561	—
Loss on available-for-sale financial assets	—	31,506
Impairment loss on investments in subsidiaries and associates	137	21,020
Loss on transaction and valuation of derivative instruments (hedging)	25,571	4,535
Loss on fair value hedged items	86,250	52,125
Provision provided for guarantee, loan commitment and others	2,546	47,898
Retirement benefits	35,222	30,298
Depreciation and amortization	51,242	41,243
Loss on disposal of premises and equipment and other assets	1,706	571
Impairment loss on premises and equipment and other assets	28	65

	402,223	496,869

Deductions of revenues not involving cash inflows:
Gain on transaction and valuation of derivative instruments (hedging)	78,909	51,733
Gain on fair value hedged items	25,183	5,051
Reversal of provisions	334	98
Gain on disposal of investments in subsidiaries and associates	323	—
Gain on disposal of premises and equipment and other assets	—	99
Reversal of impairment loss on premises and equipment and other assets	243	302
Gain on available-for-sale financial assets	11,729	—

	116,721	57,283

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015 (CONTINUED)

	For the three months ended March 31
	2016	2015
	(Korean Won in millions)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	(64,250)	215,404
Loans and receivables	(14,626,460)	(11,223,497)
Other assets	(76,574)	(90,157)
Deposits due to customers	8,628,075	2,033,407
Provision for guarantee, loan commitment and others	(1,072)	(123,587)
Net defined benefit liability	(45,109)	—
Other financial liabilities	8,627,371	5,895,979
Other liabilities	23,311	(72,203)

	2,465,292	(3,364,654)

Cash received from (paid for) operating activities:
Interest income received	1,851,098	1,977,332
Interest expense paid	(852,707)	(1,085,734)
Dividend received	31,037	50,225
Income tax paid	(12,599)	(35,454)

Net cash provided by (used in) operating activities	3,111,741	(2,745,510)

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of available-for-sale financial assets	3,694,987	5,524,885
Redemption of held-to-maturity financial assets	1,659,015	1,850,000
Disposal of investments in subsidiaries and associates	11,431	16,184
Disposal of premises and equipment	—	23,165
Disposal of assets held for sale	1,200	2,536

	5,366,633	7,416,770

Cash out-flows from investing activities:
Acquisition of available-for-sale financial assets	4,629,317	2,704,053
Acquisition of held-to-maturity financial assets	1,534,239	1,280,055
Acquisition of investments in subsidiaries and associates	19,000	9,000
Acquisition of premises and equipment	11,692	39,564
Acquisition of intangible assets	16,286	10,805

	6,210,534	4,043,477

Net cash provided by (used in) investing activities	(843,901)	3,373,293

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015 (CONTINUED)

	For the three months ended March 31
	2016	2015
	(Korean Won in millions)
Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	2,133,421	5,121,071
Issuance of debentures	1,935,270	1,806,661

	4,068,691	6,927,732

Cash out-flows from financing activities:
Repayment of borrowings	3,219,873	3,449,152
Repayment of debentures	2,639,081	3,052,614
Dividends paid on hybrid securities	25,363	22,721

	5,884,317	6,524,487

Net cash provided by (used in) financing activities	(1,815,626)	403,245

Net increase in cash and cash equivalents	452,214	1,031,028

Cash and cash equivalents, beginning of the period	5,440,326	4,668,916

Effects of exchange rate changes on cash and cash equivalents	(28,155)	(758)

Cash and cash equivalents, end of the period	5,864,385	5,699,186

See notes to separate financial statements

WOORI BANK

NOTES TO SEPARATE FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

AND FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

1.	GENERAL

(1)	Description of Business

Woori Bank (hereinafter referred to the “Bank”) was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business and foreign exchange business under the Financial Investment Services and Capital Market Act.

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001 held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger (the “Merger”) with and into Woori Bank, its wholly-owned subsidiary, as contemplated by the merger agreement (the “Merger Agreement”) dated July 28, 2015, by and between Woori Finance Holdings and Woori Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of March 31, 2016, the common stock of the Bank amounts, to 3,381,392 million Won. As Woori Finance Holdings was merged into the Bank, the Bank, which is the existing company, succeeded such rights and obligations as a listed company on Korea Exchange and New York Stock Exchange.

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the holding company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange.

As of March 31, 2016, Korea Deposit Insurance Corporation (“KDIC”), as the largest shareholder, held a 345 million shares (51.06% ownership) of the Bank’s shares issued.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Co., Ltd., and Woori Finance Research Institute Co., Ltd. within its consolidation scope.

The head office of the Bank is located in 51, Sogong-ro, Jung Gu, Seoul, Korea. The Bank has 929 branches and offices in Korea, and 21 branches and offices overseas as of March 31, 2016.

2.	SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

The Bank’s separate financial statements are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, Interim Financial Reporting and K-IFRS 1027, Separate Financial Statements. It is necessary to use the annual financial statements for the year ended December 31, 2015 for understanding of the accompanying separate financial statements.

Unless stated below, the accounting policies applied in preparing the accompanying interim separate financial statements have been applied consistently with the annual separate financial statements as of and for the year ended December 31, 2015.

(1)	The Bank has newly adopted the following amendment to K-IFRS that affected the Bank’s accounting policies.

Amendments to K-IFRS 1001 – Presentation of Financial Statements

The amendments to K-IFRS 1001 clarify the concept of applying materiality in practice and restrict an entity reducing the understandability of its financial statements by obscuring material information with immaterial information or by aggregating material items that have different natures or functions. The adoption of the amendments has no significant impact on the separate financial statements.

Amendments to K-IFRS 1016 – Property, plant and Equipment

The amendments to K-IFRS 1016 prohibit the Bank from using a revenue-based depreciation method for items of property, plant and equipment. The adoption of the amendments has no significant impact on the separate financial statements.

Amendments to K-IFRS 1038 – Intangible Assets

The amendments to K-IFRS 1038 rebuts presumption that revenue is not an appropriate basis for the amortization of an intangible assets, which the presumption can only be rebutted when the intangible asset expressed as a measure of revenue or when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated. The adoption of the amendments has no significant impact on the separate financial statements.

Amendments to K-IFRS 1111 – Accounting for Acquisitions of Interests in Joint Operations

The amendments to K-IFRS 1111 provides guidance on how to account for the acquisition of joint operation that constitutes a business as defined in K-IFRS 1103 Business Combinations. A joint operator is also required to disclose the relevant information required by K-IFRS 1103 and other standards for business combinations. The adoption of the amendments has no significant impact on the separate financial statements.

Amendments to K-IFRS 1027 – Separate Financial Statements

The amendments discuss accounting for investment in subsidiaries, related parties, and joint ventures at cost basis and allow the selection of the application of K-IFRS 1039 Financial Instruments: Recognition and Measurement or the application of equity method accounting under K-IFRS 1028 Investment in Associates and Joint Ventures. The adoption of the amendments has no significant impact on the separate financial statements.

Other than the amendment stated above, there are several annual improvements in the current period, but the application of the amendments has had no material effect on the Bank’s separate financial statements.

(2)	The Bank has not applied the following K-IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1109 – Financial Instruments

The amendments to K-IFRS 1109 contain the requirements for the classification and measurement of financial assets and financial liabilities based on a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and based on the contractual terms that give rise on specified dates to cash flows, impairment methodology based on the expected credit losses, and broadened types of instruments that qualify as hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting and the change of the hedge effectiveness test. This standard will supersede K-IFRS 1039- Recognition and Measurement of Financial Instruments. The amendments are effective for annual periods beginning on or after 1 January 2018.

Amendments to K-IFRS 1115 – Revenue from Contracts with Customers

The core principle under K-IFRS 1115 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments introduces a 5-step approach to revenue recognition and measurement: 1) Identify the contract with a customer, 2) Identify the performance obligations in the contract, 3) Determine the transaction price, 4) Allocate the transaction price to the performance obligations in the contract, 5) Recognize revenue when (or as) the entity satisfies a performance obligation. This standard will supersede K-IFRS 1011 - Construction Contracts, K-IFRS 1018- Revenue, K-IFRS 2113 - Customer Loyalty Programmes, K-IFRS 2115-Agreements for the Construction of Real Estate, K-IFRS 2118 - Transfers of Assets from Customers, and K-IFRS 2031-Revenue-Barter Transactions Involving Advertising Services. The amendments are effective for annual periods beginning on or after 1 January 2018.

The Bank is in the process of evaluating the impact on the separate financial statements upon the adoption of new and revised K-IFRSs that have been issued but are not yet effective.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

In the application of the Bank’s accounting policies to the interim financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results can differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Bank’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the separate financial statements for the year ended December 31, 2015.

4.	RISK MANAGEMENT

The Bank’s operating activity is exposed to various financial risks; hence, the Bank is required to analyze and assess the level of complex risks, determine the level of risks to be accepted, or to manage the risks.

The Bank’s risk management procedure is set for improvement in the quality of assets held and investments by making a decision about how to avoid or mitigate risks through the identification of the cause of the potential risks and their impacts.

The Bank takes approaches to minimize risks and maximize profits by managing risks acceptable to the Bank and eliminating excessive risks of financial instruments. For these approaches, the following procedures are performed: risk recognition, measurement and assessment, control, and monitoring and reporting.

The risk is managed by the risk management department based on the Bank’s risk management policy. The Risk Management Committee of the Bank makes the decision on the risk management strategy such as the avoidance of concentration of risk and establishment of acceptable level of risks.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the credit risk exposure to a permissible degree and to optimize the rate of return considering such credit risk.

1)	Credit risk management

The Bank considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Bank uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Bank utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Bank establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Bank mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Bank has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Bank regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Bank’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		March 31, 2016	December 31, 2015
Loans and receivables	Korean treasury and government agencies	17,404,584	11,985,469
	Banks	22,480,658	17,285,673
	Corporates	90,007,984	89,295,698
	Consumers	115,762,570	112,516,320

	Sub-total	245,655,796	231,083,160

Financial assets at FVTPL	Gold banking assets	23,073	24,884
	Debt securities held for trading	1,138,715	1,117,585
	Derivative assets	2,577,406	2,375,511

	Sub-total	3,739,194	3,517,980

AFS financial assets	AFS debt securities	11,070,249	11,124,906
HTM financial assets	HTM debt securities	13,359,588	13,527,452
Derivative assets (hedging)	Derivative assets	278,648	183,128

Off-balance accounts	Guarantees	16,507,466	17,507,149
	Loan commitments	60,695,967	63,361,727

	Sub-total	77,203,433	80,868,876

	total	351,306,908	340,305,502

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	March 31, 2016
	Korea	USA	UK	Japan	Others (*1)	Total
Loans and receivables	238,320,331	1,089,519	581,982	239,641	5,424,323	245,655,796
Financial assets at FVTPL (*2)	1,138,715	—	23,073	—	—	1,161,788
AFS debt securities	11,014,361	—	—	—	55,888	11,070,249
HTM securities	13,359,588	—	—	—	—	13,359,588
Off-balance accounts	75,793,925	45,179	84,716	31,942	1,247,671	77,203,433

Total	339,626,920	1,134,698	689,771	271,583	6,727,882	348,450,854

	December 31, 2015
	Korea	USA	UK	Japan	Others (*1)	Total
Loans and receivables	223,646,082	1,210,766	644,387	192,599	5,389,326	231,083,160
Financial assets at FVTPL (*2)	1,117,585	—	24,884	—	—	1,142,469
AFS debt securities	11,074,231	—	—	—	50,675	11,124,906
HTM securities	13,525,799	—	—	—	1,653	13,527,452
Off-balance accounts	79,553,680	65,769	107,239	28,884	1,113,304	80,868,876

Total	328,917,377	1,276,535	776,510	221,483	6,554,958	337,746,863

(*1)	Others consist of financial assets in Vietnam, Panama and European countries.
(*2)	Financial assets at FVTPL comprise gold banking assets and debt securities held for trading.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	March 31, 2016
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	47,095,316	36,994,916	40,764,635	4,646,566	109,592,489	6,561,874	245,655,796
Financial assets at FVTPL (*)	—	—	795,026	—	—	366,762	1,161,788
AFS debt securities	618,039	20,417	8,553,400	21,251	—	1,857,142	11,070,249
HTM securities	1,827,671	20,000	7,810,656	421,146	—	3,280,115	13,359,588
Off-balance accounts	16,007,424	32,402,375	10,668,163	4,470,423	9,222,093	4,432,955	77,203,433

Total	65,548,450	69,437,708	68,591,880	9,559,386	118,814,582	16,498,848	348,450,854

	December 31, 2015
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	47,361,981	36,456,505	30,823,625	4,610,677	106,355,248	5,475,124	231,083,160
Financial assets at FVTPL (*)	—	—	626,132	—	—	516,337	1,142,469
AFS debt securities	749,645	20,652	8,562,495	21,373	—	1,770,741	11,124,906
HTM securities	1,931,529	20,000	7,796,249	472,209	—	3,307,465	13,527,452
Off-balance accounts	16,357,655	32,420,468	13,499,646	5,023,364	8,928,661	4,639,082	80,868,876

Total	66,400,810	68,917,625	61,308,147	10,127,623	115,283,909	15,708,749	337,746,863

(*)	Financial assets at FVTPL comprise gold banking assets and debt securities held for trading.

3)	Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan conditions are as follows (Unit: Korean Won in millions):

	March 31, 2016
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans neither overdue nor impaired	17,408,775	22,494,025	50,668,445	31,054,061	7,053,440	88,775,946	114,825,153	243,503,899
Loans overdue but not impaired	—	—	27,302	148,817	—	176,119	802,256	978,375
Impaired loans	—	—	2,053,797	472,748	567,756	3,094,301	392,606	3,486,907

Total	17,408,775	22,494,025	52,749,544	31,675,626	7,621,196	92,046,366	116,020,015	247,969,181

Less: Provisions for credit losses	4,191	13,367	1,412,039	484,308	142,035	2,038,382	257,445	2,313,385

Total, net	17,404,584	22,480,658	51,337,505	31,191,318	7,479,161	90,007,984	115,762,570	245,655,796

	December 31, 2015
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans neither overdue nor impaired	11,988,506	17,296,466	50,392,830	30,901,813	6,887,579	88,182,222	111,587,607	229,054,801
Loans overdue but not impaired	—	—	6,049	90,276	—	96,775	767,687	864,462
Impaired loans	—	—	1,963,248	497,520	545,642	3,006,410	420,973	3,427,383

Total	11,988,506	17,296,466	52,362,127	31,490,059	7,433,221	91,285,407	112,776,267	233,346,646

Less: Provisions for credit losses	3,037	10,793	1,340,004	509,789	139,916	1,989,709	259,947	2,263,486

Total, net	11,985,469	17,285,673	51,022,123	30,980,270	7,293,305	89,295,698	112,516,320	231,083,160

a)	Credit quality of loans and receivables

The Bank manages credit quality of its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	March 31, 2016
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	17,404,584	22,480,658	41,156,254	17,137,212	4,733,914	63,027,380	111,382,462	214,295,084
Lower grade (*2)	—	—	9,206,058	13,691,591	2,270,125	25,167,774	3,348,380	28,516,154

Total	17,404,584	22,480,658	50,362,312	30,828,803	7,004,039	88,195,154	114,730,842	242,811,238

Value of collateral	14,250	407,073	17,225,075	24,479,173	4,268,258	45,972,506	97,927,907	144,321,736

	December 31, 2015
	Korean treasury and government agencies	Banks	Corporates
			General business	Small and medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	11,985,469	17,285,673	39,647,867	15,838,740	4,545,054	60,031,661	107,939,998	197,242,801
Lower grade (*2)	—	—	10,441,649	14,817,193	2,271,579	27,530,421	3,554,824	31,085,245

Total	11,985,469	17,285,673	50,089,516	30,655,933	6,816,633	87,562,082	111,494,822	228,328,046

Value of collateral	11,391	359,422	17,455,383	24,176,472	4,141,985	45,773,840	94,651,624	140,796,277

(*1)	Classified from AAA to BBB for corporates, from level 1 to level 6 for consumers by the internal credit rating
(*2)	Classified from BBB- to C for corporates, from level 7 to level 10 for consumers by the internal credit rating

Allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting 692,661 million Won and 726,755 million Won as of March 31, 2016 and as of December 31, 2015, respectively, which are deducted from the loans and receivables above.

b)	Aging analysis of loans and receivables

Aging analysis of loans and receivables (overdue but not impaired, net of allowance) is as follows (Unit: Korean Won in millions):

	March 31, 2016
Overdue	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Less than 30 days	—	—	24,104	86,514	—	110,618	633,042	743,660
30~59 days	—	—	2,573	27,846	—	30,419	96,653	127,072
60~89 days	—	—	—	16,348	—	16,348	44,062	60,410

Total	—	—	26,677	130,708	—	157,385	773,757	931,142

Value of collateral (*)	—	—	12,057	114,127	—	126,184	678,134	804,318

	December 31, 2015
Overdue	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Less than 30 days	—	—	3,517	58,325	—	61,842	629,269	691,111
30~59 days	—	—	2,040	16,584	—	18,624	83,833	102,457
60~89 days	—	—	—	4,969	—	4,969	29,439	34,408

Total	—	—	5,557	79,878	—	85,435	742,541	827,976

Value of collateral (*)	—	—	4,340	63,749	—	68,089	642,807	710,896

(*)	The collateral value held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for loans and receivables that are overdue but not impaired, amounting to 47,233 million Won and 36,486 million Won as of March 31, 2016 and December 31, 2015, respectively, which are deducted from the loans and receivables above.

c)	Individually impaired loans and receivables

Impaired loans and receivables, net of allowance are as follows (Unit: Korean Won in millions):

	March 31, 2016
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Impaired loans	—	—	948,516	231,807	475,122	1,655,445	257,971	1,913,416
Value of collateral (*)	—	—	841,407	280,227	123,906	1,245,540	256,601	1,502,141

	December 31, 2015
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Impaired loans	—	—	927,050	244,459	476,672	1,648,181	278,957	1,927,138
Value of collateral (*)	—	—	813,394	285,873	136,182	1,235,449	278,446	1,513,895

(*)	The collateral value held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for impaired loans and receivables amounting to 1,573,491 million Won and 1,500,245 million Won as of March 31, 2016 and December 31, 2015, respectively, are deducted from the impaired loans and receivables above.

4)	Credit quality of debt securities

The Bank manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (“ECAI”)’s rating is as follows (Unit: Korean Won in millions):

	March 31, 2016
	Held for trading	AFS securities	HTM securities	Total
AAA	1,132,966	9,894,686	12,969,510	23,997,162
AA- ~ AA+	—	1,003,197	390,078	1,393,275
BBB- ~ A+	5,749	172,366	—	178,115

Total	1,138,715	11,070,249	13,359,588	25,568,552

	December 31, 2015
	Held for trading	AFS securities	HTM securities	Total
AAA	1,117,585	9,925,295	13,157,340	24,200,220
AA- ~ AA+	—	1,030,176	370,112	1,400,288
BBB- ~ A+	—	157,691	—	157,691
Below BBB-	—	11,744	—	11,744

Total	1,117,585	11,124,906	13,527,452	25,769,943

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities in the volatility of market factors such as interest rates, stock prices, and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Bank avoids, bears or mitigates risks by identifying the underlying source of risks, measuring parameters and evaluating their appropriateness.

The Bank measures Value at Risk (“VaR”, maximum losses) with Historical Simulation Method based on 99% confidence level and 10-day of holding period of positions, and calculates the required market risk capital using the internal model, which has been approved by Financial Supervisory Service in Korea. For the internal management purpose, VaR is measured based on 99% confidence level and 1-day of holding period of positions and the limit management is performed on daily basis. The validation of the model is assessed through the performance of back testing which is to compare the actual gain or loss to the VaR measurements on daily basis.

In addition, for the purpose of crisis management, the Bank is performing stress testing on monthly basis, which is to measure the expected loss amount in case of extreme situation, such as IMF bailout in 1997 or global financial crisis in 2008.

At the beginning of each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to each departments of the Bank and the limit by investment and loss cut is managed by risk management personnel with the department.

2)	Sensitivity analysis of market risk

The Bank performs sensitivity analysis, both for trading and for non-trading activities.

For trading activities, the Bank uses a VaR model which uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For non-trading activities, the Bank uses Net Interest Income (“NII”) and Net Present Value (“NPV”) calculated using the simulation method. NII is a profit based indicator for displaying the profit changes in short term due to the short term interest change. It will be estimated as subtracting the interest expenses of liabilities from the interest income of the assets. NPV is an indicator for displaying the risk in economical view according to the unfavorable changes related to the interest rate. It will be estimated as subtracting the present value of liabilities from the present value of the asset.

a)	Trading activities

The minimum, maximum and average VaR for the three months ended March 31, 2016 and the year ended December 31, 2015, respectively, and the VaR as of March 31, 2016 and December 31, 2015, respectively, are as follows (Unit: Korean Won in millions):

	As of March 31, 2016	For the three months ended March 31, 2016			As of December 31, 2015	For the year ended December 31, 2015
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	2,957	3,494	6,430	2,525	2,907	2,742	3,991	1,211
Stock price	3,926	3,129	5,028	2,304	3,186	2,411	4,377	531
Foreign currencies	4,251	5,417	7,686	3,967	3,997	3,415	4,847	2,329
Commodity	144	151	258	67	117	102	218	5
Diversification	(6,885)	(6,728)	(10,283)	(5,084)	(5,017)	(3,858)	(6,910)	(411)

Total VaR	4,393	5,463	9,119	3,779	5,190	4,812	6,523	3,665

b)	Non-trading activities

The NII and NPV calculated for the assets and liabilities owned by the Bank, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

Name of scenario	March 31, 2016		December 31, 2015
	NII	NPV	NII	NPV
Base case	4,428,184	24,413,209	4,268,994	22,459,308
Base case (Prepay)	4,445,020	23,302,342	4,263,055	21,436,504
IR 100bp up	4,799,730	23,625,533	4,660,195	21,765,828
IR 100bp down	4,043,096	25,266,215	3,878,609	23,209,960
IR 200bp up	5,171,127	22,899,348	5,051,345	21,126,072
IR 200bp down	3,204,484	26,184,239	3,147,319	24,016,548
IR 300bp up	5,542,523	22,230,485	5,442,493	20,536,349
IR 300bp down	2,196,065	27,995,895	2,128,308	25,362,393

The Bank estimates and manages risks related to changes in interest rate due to the difference in the sensitivity of interest-yielding assets and the sensitivity of liabilities. Cash flows of principal amounts and interests from interest bearing assets and liabilities by re-pricing date are as follows (Unit: Korean Won in millions):

		March 31, 2016
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset	Loans and receivables	135,768,020	37,352,532	7,353,252	9,647,000	50,660,732	30,224,966	271,006,502
	AFS financial assets	3,423,292	2,944,779	1,951,031	1,296,019	5,846,302	663,374	16,124,797
	HTM financial assets	2,310,404	1,443,556	1,616,220	1,427,831	6,279,698	906,628	13,984,337

	Total	141,501,716	41,740,867	10,920,503	12,370,850	62,786,732	31,794,968	301,115,636

Liability	Deposits due to customers	99,569,183	26,968,148	34,445,463	20,494,627	29,838,005	58,957	211,374,383
	Borrowings	11,491,862	1,640,246	560,419	799,712	2,950,719	433,459	17,876,417
	Debentures	866,184	422,327	1,665,095	1,566,322	8,363,797	5,445,621	18,329,346

	Total	111,927,229	29,030,721	36,670,977	22,860,661	41,152,521	5,938,037	247,580,146

		December 31, 2015
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset	Loans and receivables	130,296,312	40,146,654	7,616,158	7,299,313	47,979,536	29,697,401	263,035,374
	AFS financial assets	1,188,579	2,135,433	2,785,775	2,004,210	6,382,340	671,525	15,167,862
	HTM financial assets	1,901,817	1,652,225	1,191,175	1,611,999	6,952,975	911,563	14,221,754

	Total	133,386,708	43,934,312	11,593,108	10,915,522	61,314,851	31,280,489	292,424,990

Liability	Deposits due to customers	92,616,415	31,482,728	21,066,115	27,393,198	30,105,572	26,201	202,690,229
	Borrowings	12,703,849	1,371,272	847,540	498,146	3,053,197	497,944	18,971,948
	Debentures	2,685,033	853,725	410,453	1,649,464	8,685,923	4,562,271	18,846,869

	Total	108,005,297	33,707,725	22,324,108	29,540,808	41,844,692	5,086,416	240,509,046

b)	Currency risk

Currency risk occurs from the financial instrument denominated in a foreign currency other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, and EUR in millions and Korean Won in millions):

		March 31, 2016
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Won equivalent	Foreign currency	Won Equivalent	Foreign currency	Won equivalent	Foreign currency	Won Equivalent	Won equivalent	Won equivalent
Asset	Loans and receivables	22,495	25,948,489	110,293	1,131,632	812	144,206	1,357	1,773,865	2,134,840	31,133,032
	Financial assets at FVTPL	152	175,739	149	1,527	—	—	1	1,077	2,407	180,750
	AFS financial assets	430	495,540	—	—	—	—	—	635	51,562	547,737

	Total	23,077	26,619,768	110,442	1,133,159	812	144,206	1,358	1,775,577	2,188,809	31,861,519

Liability	Financial liabilities at FVTPL	196	225,533	480	4,926	—	—	43	55,808	99,585	385,852
	Deposits	10,516	12,130,463	121,826	1,249,955	594	105,509	384	501,592	781,543	14,769,062
	Borrowings	8,257	9,524,652	9,608	98,585	19	3,292	351	459,290	309,265	10,395,084
	Debentures	3,028	3,492,773	—	—	900	159,921	33	43,145	254,028	3,949,867
	Other financial liabilities	3,178	3,665,758	3,631	37,252	3,847	683,647	40	52,269	411,060	4,849,986

	Total	25,175	29,039,179	135,545	1,390,718	5,360	952,369	851	1,112,104	1,855,481	34,349,851

	Off-balance accounts	8,667	9,997,872	28,507	292,491	503	89,396	538	703,641	742,211	11,825,611

		December 31, 2015
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset	Loans and receivables	21,657	25,381,941	110,841	1,077,383	549	97,920	1,134	1,451,547	1,166,917	29,175,708
	Financial assets at FVTPL	133	156,048	113	1,096	—	—	1	987	428	158,559
	AFS financial assets	336	393,424	—	—	—	—	—	622	43,542	437,588
	HTM financial assets	—	—	—	—	—	—	—	—	1,653	1,653

	Total	22,126	25,931,413	110,954	1,078,479	549	97,920	1,135	1,453,156	1,212,540	29,773,508

Liability	Financial liabilities at FVTPL	149	174,554	499	4,853	—	—	33	42,299	98,312	320,018
	Deposits	9,385	10,999,477	114,383	1,111,813	1,375	245,396	295	378,111	720,591	13,455,388
	Borrowings	8,524	9,990,013	17,834	173,350	26	4,611	438	561,393	272,248	11,001,615
	Debentures	3,054	3,578,711	5,680	55,209	900	160,632	33	42,257	477,459	4,314,268
	Other financial liabilities	1,973	2,312,844	3,169	30,807	2,572	459,120	69	87,974	477,936	3,368,681

	Total	23,085	27,055,599	141,565	1,376,032	4,873	869,759	868	1,112,034	2,046,546	32,459,970

	Off-balance accounts	9,294	10,892,782	26,444	257,043	247	44,028	528	676,588	721,749	12,592,190

(3)	Liquidity risk

Liquidity risk refers to the risk that the Bank may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. Of the financial liabilities on the separate statements of financial position, financial liabilities in relation to liquidity risk become the objects of liquidity risk management. Derivatives are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Bank manages liquidity risk by identifying maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.); while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	695,177	—	—	—	173,479	—	868,656
Deposits due to customers	125,805,900	21,134,427	31,039,651	28,024,236	5,988,651	921,463	212,914,328
Borrowings	6,656,046	3,014,657	1,259,867	1,377,392	5,224,895	432,197	17,965,054
Debentures	866,153	422,479	1,664,904	1,553,780	8,363,654	5,445,709	18,316,679
Other financial liabilities	15,840,656	—	—	—	35,509	2,731,712	18,607,877

Total	149,863,932	24,571,563	33,964,422	30,955,408	19,786,188	9,531,081	268,672,594

	December 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	727,766	55	54	11,850	161,240	—	900,965
Deposits due to customers	119,332,770	25,160,775	17,004,097	34,731,078	7,066,516	896,648	204,191,884
Borrowings	7,870,794	2,247,565	2,039,814	1,149,706	5,240,221	496,550	19,044,650
Debentures	2,684,833	853,791	410,595	1,649,300	8,685,715	4,562,188	18,846,422
Other financial liabilities	8,313,014	—	—	—	—	2,587,534	10,900,548

Total	138,929,177	28,262,186	19,454,560	37,541,934	21,153,692	8,542,920	253,884,469

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	695,177	—	—	—	173,479	—	868,656
Deposits due to customers	132,422,687	23,687,164	30,270,281	20,484,562	5,233,865	465,927	212,564,486
Borrowings	6,656,087	3,014,634	1,259,870	1,377,370	5,224,895	432,197	17,965,053
Debentures	866,153	422,479	1,664,904	1,553,780	8,363,654	5,445,709	18,316,679
Other financial liabilities	15,840,656	—	—	—	35,509	2,731,712	18,607,877

	156,480,760	27,124,277	33,195,055	23,415,712	19,031,402	9,075,545	268,322,751

	December 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	727,766	55	54	11,850	161,240	—	900,965
Deposits due to customers	126,385,697	27,411,485	16,495,340	27,013,441	6,099,611	402,137	203,807,711
Borrowings	7,870,816	2,247,554	2,039,806	1,149,703	5,240,221	496,550	19,044,650
Debentures	2,684,833	853,791	410,595	1,649,300	8,685,715	4,562,188	18,846,422
Other financial liabilities	8,313,014	—	—	—	—	2,587,534	10,900,548

	145,982,126	30,512,885	18,945,795	29,824,294	20,186,787	8,048,409	253,500,296

3)	Maturity analysis of derivative financial liabilities is as follows (Unit: Korean Won in millions):

Derivatives held for trading purposes are not managed in accordance with their contractual maturity, but the Bank holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “Within 3 months” in the table below. The cash flow from derivatives held for hedge purpose is estimated at the amount which is after the offset of the cash inflow and outflow.

The cash flow by the maturity of derivative financial liabilities as of March 31, 2016 and December 31, 2015 as follow:

	Remaining maturity
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
March 31, 2016	2,844,211	—	20,794	—	—	—	2,865,005
December 31, 2015	2,568,446	—	—	—	—	—	2,568,446

4)	Maturity analysis of off-balance sheet accounts

The Bank provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Bank will meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Bank agrees to make funds available to a customer in the future. Loan commitments which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. Guarantees and loan commitments like guarantees for debenture issuance and guarantees for loans which are financial guarantee provided by the Bank have expiration dates. However, under the terms of the guarantees and loan commitments, funds are provided upon demand by the counterparty. Details of off-balance accounts are as follows (Unit: Korea Won in millions):

	March 31, 2016	December 31, 2015
Guarantees	16,507,466	17,507,149
Loan commitments	60,695,967	63,361,727

(4)	Operational risk

The Bank defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Bank has been running the operational risk management system under Basel II. The Bank developed advanced measurement approached to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system has been tested by an independent third party, and this system approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify the required capital for operational risk, the Bank applies Advanced Measurement Approaches (AMA) using of internal loss data, business environment and internal control factors (BEICFs), and scenario analysis (SBA). For the operational risk management for its subsidiaries, the Bank adopted the Basic Indicator Approach.

(5)	Capital management

The Bank complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in 2010, and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the separate financial statements of the Bank.

The Bank is required to maintain a minimum Common Equity Tier 1 ratio of at least 4.5%, a minimum Tier 1 ratio of 6.0% and a minimum Total Regulatory Capital of 8.0% as of March 31, 2016 and December 31, 2015.

Details of the Bank’s capital adequacy ratio as of March 31, 2016 and December 31, 2015 and are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Tier 1 capital	13,480,136	13,047,567
Other Tier 1 capital	2,715,582	3,016,309
Tier 2 capital	4,844,911	4,987,529

Total risk-adjusted capital	21,040,629	21,051,405

Risk-weighted assets for credit risk	143,103,790	142,127,112
Risk-weighted assets for market risk	2,884,946	2,595,566
Risk-weighted assets for operational risk	9,332,733	9,348,221

Total risk-weighted assets	155,321,469	154,070,899

Common Equity Tier 1 ratio	8.68%	8.47%
Tier 1 capital ratio	10.43%	10.43%

Total capital ratio	13.55%	13.66%

5.	OPERATING SEGMENTS

In evaluating the results of the Bank and allocating resources, the Bank’s Chief Operation Decision Maker (the “CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of customers

The Bank’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided:

Details of products and services
Consumer banking	Loans/deposits and financial services for consumer, etc.
Corporate banking	Loans/deposits and export/import, financial services for corporations, etc.
Investment banking	Domestic/foreign investment, structured finance, M&A, equity & fund investment related business, venture advisory related tasks, real estate SOC development practices, etc.
Capital market	Fund management, investment securities and derivatives business, etc.
Headquarter and others	Segment not correspond to the above segments

1)	The details of assets and liabilities by each segment are as follows (Unit: Korean Won in millions):

	March 31, 2016
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Inter- segment transactions	Total
Assets	99,160,191	106,690,228	6,674,203	12,643,312	66,727,687	291,895,621	880,595	292,776,216
Liabilities	49,821,618	176,937,608	61,205	11,165,781	32,007,203	269,993,415	3,672,840	273,666,255

	December 31, 2015
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Inter- segment transactions	Total
Assets	95,612,963	107,313,193	6,646,754	7,903,460	58,248,294	275,724,664	852,244	276,576,908
Liabilities	46,049,310	170,127,944	41,772	6,410,552	31,478,927	254,108,505	3,579,085	257,687,590

2)	The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2016
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Inter-segment transaction	Total
Net interest income
Interest income	730,743	779,576	40,401	5,082	244,589	1,800,391	74,523	1,874,914
Interest expense	(260,620)	(460,910)	(11)	(62)	(165,629)	(887,232)	69,868	(817,364)
Inter-segment	(104,128)	118,258	(37,223)	10,278	12,815	—	—	—

	365,995	436,924	3,167	15,298	91,775	913,159	144,391	1,057,550

Non-interest income
Non-interest income	188,203	130,839	204,534	2,685,465	1,150,313	4,359,354	18,247	4,377,601
Non-interest expense	(57,819)	(12,378)	(153,630)	(2,682,495)	(1,119,930)	(4,026,252)	(171,482)	(4,197,734)
Inter-segment	6,671	10,158	10	—	(16,839)	—	—	—

	137,055	128,619	50,914	2,970	13,544	333,102	(153,235)	179,867

Other expense
Administrative expense	(442,096)	(221,099)	(2,655)	(3,878)	(15,464)	(685,192)	—	(685,192)
Impairment losses due to credit loss and others	(17,374)	(108,482)	(14,948)	1,915	23,672	(115,217)	8,844	(106,373)

	(459,470)	(329,581)	(17,603)	(1,963)	8,208	(800,409)	8,844	(791,565)

Operating income (loss)	43,580	235,962	36,478	16,305	113,527	445,852	—	445,852
Non-operating income (loss)	(11,199)	(1,243)	9,818	—	25,479	22,855	—	22,855

Net income (loss) before income tax expense	32,381	234,719	46,296	16,305	139,006	468,707	—	468,707
Income tax expense	(7,837)	(64,525)	(11,204)	(3,946)	1,278	(86,234)	—	(86,234)

Net income (loss)	24,544	170,194	35,092	12,359	140,284	382,473	—	382,473

	For the three months ended March 31, 2015
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Sub-total	Inter-segment transaction	Total
Net interest income
Interest income	724,255	837,985	31,869	5,303	264,494	1,863,906	83,956	1,947,862
Interest expense	(341,366)	(484,994)	(5)	(24)	(207,069)	(1,033,458)	64,373	(969,085)
Inter-segment	(65,081)	47,133	(39,836)	5,438	52,346	—	—	—

	317,808	400,124	(7,972)	10,717	109,771	830,448	148,329	978,777

Non-interest income
Non-interest income	231,621	124,923	90,088	1,086,954	381,312	1,914,898	(2,119)	1,912,779
Non-interest expense	(103,430)	(4,980)	(52,145)	(1,080,372)	(373,835)	(1,614,762)	(148,334)	(1,763,096)
Inter-segment	5,085	8,533	—	—	(13,618)	—	—	—

	133,276	128,476	37,943	6,582	(6,141)	300,136	(150,453)	149,683

Other expense
Administrative expense	(426,153)	(207,749)	(2,551)	(3,475)	(17,549)	(657,477)	—	(657,477)
Impairment losses due to credit loss and others	(23,345)	(254,331)	9,786	(2,242)	(12,347)	(282,479)	2,123	(280,356)

	(449,498)	(462,080)	7,235	(5,717)	(29,896)	(939,956)	2,123	(937,833)

Operating income (loss)	1,586	66,520	37,206	11,582	73,734	190,628	(1)	190,627
Non-operating income (loss)	(6,942)	(1,241)	15,603	24	116,677	124,121	—	124,121

Net income (loss) before income tax expense	(5,356)	65,279	52,809	11,606	190,411	314,749	(1)	314,748
Income tax expense	1,296	(13,009)	(12,780)	(2,809)	(40,896)	(68,198)	1	(68,197)

Net income (loss)	(4,060)	52,270	40,029	8,797	149,515	246,551	—	246,551

(2)	Information on financial products and services

The products of the Bank are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Of the Bank’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the three months ended March 31, 2016 and 2015 amounted to 6,179,145 million Won and 3,805,138 million Won, respectively, and revenue from the foreign customers amounted to 73,369 million Won and 55,503 million Won, respectively. Of the Bank’s non-current assets (investments in subsidiaries and associates), non-current assets attributed to domestic subsidiaries as of March 31, 2016 and December 31, 2015 are 6,587,522 million Won and 6,594,637 million Won, respectively, and foreign subsidiaries are 9,769 million Won and 9,528 million Won, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Cash	2,860,787	2,089,943
Foreign currencies	614,471	618,368
Demand deposits	2,293,386	2,649,974
Fixed deposits	95,741	82,041

Total	5,864,385	5,440,326

(2)	Material transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Changes in other comprehensive income due to valuation of AFS financial assets	93,006	71,131
Changes in other comprehensive loss of overseas business translation	(2,820)	(1,291)
Changes in other comprehensive loss due to re-measurement	(33,214)	(58,989)
Changes in investments in subsidiaries and associates due to equity swap and others	—	74,481
Changes in accrued dividends to common stocks	168,317	336,635
Changes in accrued dividends of hybrid equity securities	25,122	17,088
Changes in payables due to intangible assets	—	165,496

7.	FINANCIAL ASSETS AT FVTPL

Details of financial assets held for trading are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Deposits:
Gold banking assets	23,073	24,884
Securities:
Debt securities
Korean treasury and government agencies	366,762	516,337
Financial institutions	771,953	601,248
Equity securities	25,970	41,332
Loaned securities	6,763	10,313

Sub-total	1,171,448	1,169,230

Derivative assets	2,577,406	2,375,511

Total	3,771,927	3,569,625

There are no financial assets designated at FVTPL as of March 31, 2016 and December 31, 2015.

8.	AFS FINANCIAL ASSETS

Details of AFS financial assets are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Debt securities:
Korean treasury and government agencies	2,806,628	2,743,074
Financial institutions	4,470,557	4,561,334
Corporates	2,612,492	2,708,023
Bonds in foreign currencies	518,278	392,465

Sub-total	10,407,955	10,404,896

Equity securities	1,238,172	1,177,079
Beneficiary certificates	4,622,301	3,562,361
Loaned securities	662,294	720,010
Others	5,373	5,308

Total	16,936,095	15,869,654

9.	HTM FINANCIAL ASSETS

Details of HTM financial assets are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Korean treasury and government agencies	3,294,418	3,366,942
Financial institutions	4,268,474	4,138,250
Corporates	5,796,696	6,020,607
Bonds in foreign currencies	—	1,653

Total	13,359,588	13,527,452

10.	LOANS AND RECEIVABLES

(1)	Details of loans and receivables are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Due from banks	13,412,686	10,153,484
Loans	220,859,622	213,495,430
Other loans and receivables	11,383,488	7,434,246

	245,655,796	231,083,160

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Due from banks in local currency:
Due from The Bank of Korea (“BOK”)	10,822,951	6,885,516
Due from the deposit banks	—	300,000
Due from non-monetary financial institutions	50,000	50,000
Others	16,720	24,525
Allowance for credit losses	(2,674)	(2,063)

	10,886,997	7,257,978

Due from banks in foreign currencies:
Due from banks on demand	1,504,245	1,915,316
Time deposits	492,167	461,959
Others	530,478	519,542
Allowances for credit losses	(1,201)	(1,311)

Sub-total	2,525,689	2,895,506

Total	13,412,686	10,153,484

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	March 31, 2016	Reason of restriction
Due from banks in local currency:
Due from The Bank of Korea	The BOK	10,822,951	Reserve deposits under the BOK Act
Others	Samsung Securities Co., Ltd. and others	16,720	Deposits for futures and option trading and others

Sub-Total		10,839,671

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	1,504,245	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities Co., Ltd. and others	530,478	Deposits for foreign futures and option trading and others

Sub-Total		2,034,723

Total		12,874,394

	Counterparty	December 31, 2015	Reason of restriction
Due from banks in local currency:
Due from The Bank of Korea	The BOK	6,885,516	Reserve deposits under the BOK Act
Others	Samsung Securities Co., Ltd. and others	24,525	Deposits for futures and option trading and others

Sub-Total		6,910,041

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	1,915,316	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities Co., Ltd. and others	519,542	Deposits for foreign futures and option trading and others

Sub-Total		2,434,858

Total		9,344,899

(4)	Details of loans are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Loans in local currency	187,039,141	184,220,598
Loans in foreign currencies	8,626,831	8,946,086
Domestic banker’s letter of credit	4,525,999	4,805,433
Bills bought in foreign currencies	6,466,078	6,605,617
Bills bought in local currency	115,651	71,701
Factoring receivables	200,532	149,515
Advances for customers on guarantees	41,264	42,049
Privately placed bonds	224,777	250,023
Call loans	2,898,959	2,383,536
Bonds purchased under resale agreements	12,132,100	7,395,100
Loan origination costs and fees	436,358	429,778
Others	41,963	41,967
Present value discount	(82)	(89)
Allowance for credit losses	(1,889,949)	(1,845,884)

Total	220,859,622	213,495,430

(5)	Details of other loans and receivables are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Receivables	9,250,630	5,299,202
Accrued income	957,877	877,436
Telex and telephone subscription rights and refundable deposits	1,015,920	1,028,250
Other receivables	578,622	643,586
Allowance for credit losses	(419,561)	(414,228)

Total	11,383,488	7,434,246

(6)	Changes in the allowances for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2016
	Consumers	Corporates	Others	Total
Beginning balance	(196,056)	(1,649,828)	(417,602)	(2,263,486)
Net provision	(23,394)	(176,217)	(6,420)	(206,031)
Recoveries of written-off loans	(14,412)	(58,862)	—	(73,274)
Charge-off	37,440	98,561	84	136,085
Sales of loans and receivables	1,002	37,905	501	39,408
Unwinding effect	2,697	21,305	—	24,002
Others	—	29,911	—	29,911

Ending balance	(192,723)	(1,697,225)	(423,437)	(2,313,385)

	For the three months ended March 31, 2015
	Consumers	Corporates	Others	Total
Beginning balance	(319,739)	(2,078,298)	(332,880)	(2,730,917)
Net reversal of provision (net provision)	(35,623)	(204,692)	9,423	(230,892)
Recoveries of written-off loans	(6,800)	(44,913)	—	(51,713)
Charge-off	40,147	278,580	76	318,803
Sales of loans and receivables	1,288	42,028	600	43,916
Unwinding effect	3,364	26,550	—	29,914
Others	—	63,636	—	63,636

Ending balance	(317,363)	(1,917,109)	(322,781)	(2,557,253)

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Bank maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Bank’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•	Level 1 - fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•	Level 2 - fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•	Level 3 - fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Bank’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at current fair value is as follows (Korean Won in millions):

	March 31, 2016
	Fair value in active market (Level 1) (*1)	Observable market data (Level 2) (*1)	Other valuation technique (Level 3) (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	23,073	—	—	23,073
Debt securities	366,762	771,953	—	1,138,715
Equity securities	25,970	—	—	25,970
Loaned securities	6,763	—	—	6,763
Derivative assets	2,755	2,468,182	106,469	2,577,406

Sub-total	425,323	3,240,135	106,469	3,771,927

AFS financial assets
Debt securities	1,466,366	8,941,589	—	10,407,955
Equity securities	458,645	—	779,527	1,238,172
Beneficiary certificates	—	4,238,491	383,810	4,622,301
Loaned securities	558,829	103,465	—	662,294
Others	—	—	5,373	5,373

Sub-total	2,483,840	13,283,545	1,168,710	16,936,095

Derivative assets	—	276,571	2,077	278,648

Total	2,909,163	16,800,251	1,277,256	20,986,670

	March 31, 2016
	Fair value in active market (Level 1) (*1)	Observable market data (Level 2) (*1)	Other valuation technique (Level 3) (*2)	Total
Financial liabilities:
Financial liabilities held for trading
Deposits	23,052	—	—	23,052
Derivative liabilities	149,012	2,590,622	104,577	2,844,211

Sub-total	172,064	2,590,622	104,577	2,867,263

Financial liabilities designated at FVTPL
Equity-linked securities	—	10,488	684,688	695,176
Debentures	—	96,354	—	96,354

Sub Total	—	106,842	684,688	791,530

Derivative liabilities	—	20,794	—	20,794

Total	172,064	2,718,258	789,265	3,679,587

	December 31, 2015
	Fair value in active market (Level 1) (*1)	Observable market data (Level 2) (*1)	Other valuation technique (Level 3) (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	24,884	—	—	24,884
Debt securities	516,337	601,248	—	1,117,585
Equity securities	41,332	—	—	41,332
Loaned securities	10,313	—	—	10,313
Derivative assets	419	2,296,416	78,676	2,375,511

Sub-total	593,285	2,897,664	78,676	3,569,625

AFS financial assets
Debt securities	1,512,104	8,892,792	—	10,404,896
Equity securities	343,335	—	833,744	1,177,079
Beneficiary certificates	—	3,196,465	365,896	3,562,361
Loaned securities	669,834	50,176	—	720,010
Others	—	—	5,308	5,308

Sub-total	2,525,273	12,139,433	1,204,948	15,869,654

Derivative assets	—	177,155	5,973	183,128

Total	3,118,558	15,214,252	1,289,597	19,622,407

Financial liabilities:
Financial liabilities held for trading
Deposits	24,872	—	—	24,872
Derivative liabilities	136,845	2,353,000	78,601	2,568,446

Sub-total	161,717	2,353,000	78,601	2,593,318

Financial liabilities designated at FVTPL
Equity-linked securities	—	10,660	747,351	758,011
Debentures	—	96,851	—	95,851

Sub Total	—	107,511	747,351	854,862

Total	161,717	2,460,511	825,952	3,448,180

(*1)	There is no transfer between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Bank recognizes transfers between the Levels at the end of reporting period within which events or conditions change.
(*2)	Certain AFS unquoted equity securities were measured at cost as of March 31, 2016 and December 31, 2015, that are amounting to 21,231 million Won and 20,047 million Won, respectively. These unquoted equity instruments mostly represent minority investments in structured entity vehicles such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value was not available to obtain, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, there were no indicators of impairments in these investments and the Bank has no intention to dispose these investments in the foreseeable future.

Financial assets and liabilities at FVTPL, AFS financial assets, held-for-trading financial assets and liabilities and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Bank establishes the fair value using valuation techniques. Fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement technique	Input variables
Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk free market rate of return and credit spread

Equity securities

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, one or two methods are used given the characteristic of the subject of fair value measurement.

Risk free market rate of return, market risk premium, corporate beta

Derivatives

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, and currency swap that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.

Financial Instruments linked to stock prices or derivatives	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, Risk-free market rate, Market rate, dividend and convenience yield, correlation, volatility, credit spread, and Foreign Exchange rate

Debentures	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Bank.	Risk free market rate of return and forward rate

Measurement techniques of the financial assets and financial liabilities of level 3 that are recorded at fair value and significant, unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Correlation	0.3~0.983	Volatility of Fair value increases as correlation increases
		Variability of underlying assets	22.1%~65.32%	Volatility of Fair value increases as historical variability increases
		Credit risk adjustment ratio	99.4%	Fair value decreases as credit risk adjustment ratio increases
Derivative liabilities	Option valuation model and others	Correlation	0.3~0.983	Volatility of Fair value increases as correlation increases
		Variability of underlying assets	22.1%~65.32%	Volatility of Fair value increases as historical variability increases
Compound financial instrument	Monte Carlo Simulation and others	Correlation Variability of underlying assets	0.039~0.792 7.8%~53.7%

Compound financial instrument’s fair value increases as both of variability and correlation increase

When correlation decreases, however, despite of increase of variability, the fair value of compound financial instrument may decrease

Equity securities	External appraisal value and others	Expected growth rate	0%~1%	Fair value increases as expected growth rate increases

Fair value of financial assets and liabilities classified into level 3 is measured by the Bank using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Bank and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2016
	January 1, 2016	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	March 31, 2016
Financial assets:
Financial assets held for trading
Derivative assets	78,676	59,187	—	(512)	(30,882)	—	106,469

Financial assets designated at FVTPL
Equity securities (*3)	833,744	2,573	(11,052)	14,151	(56,989)	(2,900)	779,527
Beneficiary certificates	365,896	2,819	(1,864)	24,009	(7,050)	—	383,810
Others	5,308	—	65	—	—	—	5,373

Sub-total	1,204,948	5,392	(12,851)	38,160	(64,039)	(2,900)	1,168,710

Derivative assets	5,973	3,479	—	—	(7,375)	—	2,077

Total	1,289,597	68,058	(12,851)	37,648	(102,296)	(2,900)	1,277,256

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	78,601	54,264	—	—	(28,288)	—	104,577
Financial liabilities designated at FVTPL
Equity-linked securities	747,351	(46,074)	—	983	(17,572)	—	684,688

Total	825,952	8,190	—	983	(45,860)	—	789,265

	For the three months ended March 31, 2015
	January 1, 2015	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	March 31, 2015
Financial assets:
Financial assets held for trading
Derivative assets (*4)	48,691	27,534	—	(110)	(13,969)	(164)	61,982

Financial assets designated at FVTPL
Equity securities (*3)	883,828	(20,449)	1,300	33,207	(8,790)	2,659	891,755
Beneficiary certificates	352,118	288	(15,602)	52,215	(47,695)	—	341,324
Others	14,241	(7,063)	1,481	—	(3,240)	—	5,419

Sub-total	1,250,187	(27,224)	(12,821)	85,422	(59,725)	2,659	1,238,498

Derivative assets	11,946	2,458	—	—	(5,820)	—	8,584

Total	1,310,824	2,768	(12,821)	85,312	(79,514)	2,495	1,309,064

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*4)	41,711	13,316	—	2,606	(1,900)	(207)	55,526
Financial liabilities designated at FVTPL
Equity-linked securities	361,993	15,666	—	320,301	(85,362)	—	612,598

Total	403,704	28,982	—	322,907	(87,262)	(207)	668,124

(*1)	The loss amounting to 52,177 million Won and 42,988 million Won for the three months ended March 31 2016 and 2015, respectively, which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the statement of comprehensive income.
(*2)	The Bank recognizes transfers among levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using market the external valuation specialists from previously using quoted prices in the active market, in the opposite case, they were transferred out of level 3 to level 1.
(*4)	Since the observable market data for equity-linked securities and derivative instruments has been available, such assets and liabilities were transferred out of level 3 to level 2.

(4)	Sensitivity analysis on the unobservable inputs used for measuring level 3 financial instruments

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which result from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, and equity-linked securities of which fair value changes are recognized as net income; (2) equity securities and beneficiary certificates of which fair value changes are recognized as other comprehensive income. Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.

The following table presents the sensitivity analysis which is based on reasonable estimates to explain the effect of reasonably possible alternative assumptions on the fair value of level 3 financial instruments for as of March 31, 2016 and December 31, 2015 (Unit: Korean Won in millions):

	As of March 31, 2016				As of December 31, 2015
	Net income (loss)		Other comprehensive income (loss)		Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivative assets (*1)(*2)	14,855	(14,671)	—	—	10,674	(9,729)	—	—
AFS Financial Assets
Equity securities (*3) (*4)	—	—	27,099	(17,459)	—	—	30,749	(18,528)
Beneficiary certificates (*4)	—	—	3,999	(3,681)	—	—	4,102	(3,875)
Others (*5)	—	—	99	(90)	—	—	80	(80)

Total	14,855	(14,671)	31,197	(21,230)	10,674	(9,729)	34,931	(22,483)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)(*2)	18,563	(16,749)	—	—	13,469	(12,281)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	2,305	(2,291)	—	—	2,289	(2,247)	—	—

Total	20,868	(19,040)	—	—	15,758	(14,528)	—	—

(*1)	Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate and currency related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing volatility of interest rate and credit risk adjustment ratio, which are major unobservable variables, by 10%, respectively.
(*2)	Both derivative assets and liabilities for held for trading and hedging are included.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.
(*4)	Among the equity securities, even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.
(*5)	Fair value changes of other securities are calculated by increasing or decreasing price fluctuation of trust property or real estate which is underlying assets and discount rate by 1%. The prices of trust property and real estates and discount rate are major unobservable variables.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	March 31, 2016
	Fair value				Carrying
	Level 1	Level 2	Level 3	Total	Value
Financial assets:
Held-to-maturity financial assets	867,403	12,688,555	—	13,555,958	13,359,588
Loans and receivables	—	—	248,830,474	248,830,474	245,655,796
Financial liabilities:
Deposits due to customers	—	210,265,997	—	210,265,997	209,981,309
Borrowings	—	17,741,484	—	17,741,484	17,674,725
Debentures	—	17,127,532	—	17,127,532	16,639,583
Other financial liabilities	—	24,910,664	—	24,910,664	24,911,176

	December 31, 2015
	Fair value				Carrying
	Level 1	Level 2	Level 3	Total	Value
Financial assets:
Held-to-maturity financial assets	1,045,022	12,674,538	—	13,719,560	13,527,452
Loans and receivables	—	—	234,582,035	234,582,035	231,083,160
Financial liabilities:
Deposits due to customers	—	200,384,040	—	200,384,040	201,353,128
Borrowings	—	18,811,895	—	18,811,895	18,760,947
Debentures	—	17,594,292	—	17,594,292	17,259,749
Other financial liabilities	—	16,110,862	—	16,110,862	16,111,469

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Bank determines the fair value using alternative assumptions through developing fair value measurement methods. Alternative assumptions and fair value measurement methods for financial assets and liabilities that are measured at amortized costs are given as follows:

	Fair value measurement technique	Input variables
Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities

Risk free market rate of return and credit spread

Loans and receivables

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk free market rate of return, credit spread and prepayment ratio

Deposits due to customers, borrowings and debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Bank.	Risk free market rate of return and forward rate

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial assets

1)	The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the separate financial statements of the Bank through disposals, but the Bank still have continuous involvements are as follows (Unit: Korean Won in millions):

	March 31, 2016
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

	December 31, 2015
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

(*)	Korea Asset Management Corporation (“KAMCO”) is still in the process of collecting cash flows related to the transferred assets and the maximum exposure to loss represents the carrying amounts of the assets at the date when they were transferred to KAMCO. Under previous K-GAAP, the Bank derecognized the transferred assets although the Bank retains and continues to retain substantially all such risks and rewards and according to the transition exemptions in K-IFRS 1101, the Bank did not reassess the derecognition criteria for these transfers.

2)	Transferred financial assets that do not meet condition of derecognition

a)	Bonds Sold Under Repurchase Agreements

The financial instruments that were disposed but the Bank agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		March 31, 2016	December 31, 2015
Transfer assets	AFS financial assets	42,971	43,149
	HTM financial assets	9,260	139,340

	Total	52,231	182,489

Liabilities	Bonds sold under repurchase agreements	35,946	111,529

b)	Loaned Securities

When the Bank loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period therefore the Bank does not derecognize them from the separate financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership. The carrying amounts of loaned securities are as follows (Unit: Korean Won in millions):

		March 31, 2016	December 31, 2015	Loaned to
Financial assets at FVTPL	Equity securities-listed stock	6,763	10,313	Samsung Securities Co., Ltd. and others
AFS financial assets	Debt securities-Korean treasury and government agencies	662,294	720,010	Korea Securities Depository and others

		669,057	730,323

The details of the transferred financial assets that are not derecognized in their entirety, such as disposal of securities under repurchase agreement or loaned securities, are explained in Note 18.

(2)	The offset between financial assets and liabilities

The Bank possesses both the uncollected domestic exchange receivables and unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables, respectively, and has been disclosed in loans and receivables or other financial liabilities of the Bank’s statements of financial position and loans and receivables, respectively.

The Bank possesses the derivative assets, derivative liabilities, receivable spot exchange, and payable spot exchange which do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Bank the right of, under the circumstances of the trading party’s defaults, insolvency, or bankruptcy, the offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency, or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange, and the net amount of payable spot exchange can be offset.

The Bank has entered into a sale and repurchase agreements and accounted it as collateralized borrowing. Also, the Bank has entered into a purchase and resale agreement and accounted it as secured loans. The repurchase and resale agreement can have the offsetting right only under the trading party’s default, insolvency, or bankruptcy which do not satisfy the offsetting criteria of K-IFRS 1032, the Bank recorded the collateralized borrowings in borrowings and the secured loans in loans and receivables. The Bank under the repurchase agreements has offsetting right only upon the counter-party’s default, insolvency or bankruptcy, thus the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement of which do not satisfy the offsetting criteria of K-IFRS 1032. The Bank disclosed bonds sold (purchased) under repurchase agreements as borrowings (loans and receivables).

As at the end of reporting periods, the financial instruments to be set off and may be covered by master netting agreements and similar agreements are given as below:

	March 31, 2016
	Gross amounts of	Gross amounts of recognized	Net amounts of	Related amounts not set off in the statement of financial position		Net amounts
	recognized financial assets	financial liabilities set off	financial assets presented	Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,852,770	13,329	2,839,441	10,368,740	—	885,740
Receivable spot exchange (*2)	8,415,039	—	8,415,039
Bonds purchased under resale agreements (*2)	12,132,100	—	12,132,100	12,132,100	—	—
Domestic exchanges receivable (*2)(*5)	23,406,242	23,018,597	387,645	—	—	387,645

Total	46,806,151	23,031,926	23,774,225	22,500,840	—	1,273,385

	March 31, 2016
	Gross amounts of	Gross amounts of	Net amounts of	Related amounts not set off in the statement of financial position		Net amounts
	recognized financial liabilities	recognized financial assets set off	financial liabilities presented	Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,322,367	13,329	3,309,038	10,880,305	123,528	721,695
Payable spot exchange (*3)	8,416,490	—	8,416,490
Bonds sold under repurchase agreements (*4)	35,946	—	35,946	35,946	—	—
Domestic exchanges payable (*3)(*5)	28,691,551	23,018,597	5,672,954	4,484,566	—	1,188,388

Total	40,466,354	23,031,926	17,434,428	15,400,817	123,528	1,910,083

	December 31, 2015
	Gross amounts of	Gross amounts of recognized	Net amounts of	Related amounts not set off in the statement of financial position		Net amounts
	recognized financial assets	financial liabilities set off	financial assets presented	Financial instruments	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,560,610	8,857	2,551,753	5,566,120	53,162	1,234,707
Receivable spot exchange (*2)	4,302,236	—	4,302,236
Bonds purchased under resale agreements (*2)	7,395,100	—	7,395,100	7,395,100	—	—
Domestic exchanges receivable (*2)(*5)	29,975,508	29,467,000	508,508	—	—	508,508

Total	44,233,454	29,475,857	14,757,597	12,961,220	53,162	1,743,215

	December 31, 2015
	Gross amounts of	Gross amounts of	Net amounts of	Related amounts not set off in the statement of financial position		Net amounts
	recognized financial liabilities	recognized financial assets set off	financial liabilities presented	Financial instruments	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,132,885	8,857	3,124,028	6,156,089	173,268	1,095,727
Payable spot exchange (*3)	4,301,056	—	4,301,056
Bonds sold under repurchase agreements (*4)	111,529	—	111,529	111,529	—	—
Domestic exchanges payable (*3)(*5)	31,487,717	29,467,000	2,020,717	2,020,717	—	—

Total	39,033,187	29,475,857	9,557,330	8,288,335	173,268	1,095,727

(*1)	The items include derivatives held for trading, held for hedging and equity-linked securities.
(*2)	The items are included in loans and receivables.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented offset.

13.	INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

(1)	The Bank has the following subsidiaries (Unit: Korean Won in 100 millions, USD in 10 thousands, CNY and RUB in 100 millions, IDR in 100 millions, BRL in 10 thousands):

Subsidiaries	Location	Capital stock		Main business
Woori FIS Co., Ltd.	Korea	KRW	245	System software development & maintenance
Woori Private Equity	Korea	KRW	300	Finance
Woori Finance Research Institute Co., Ltd.	Korea	KRW	30	Other service business
Woori Card Co., Ltd.	Korea	KRW	8,463	Finance
Woori Investment Bank	Korea	KRW	2,371	Other credit finance business
Woori Private Equity Fund(*1)(*2)	Korea	KRW	1,593	Other financial business
Woori Credit Information Co., Ltd.	Korea	KRW	50	Credit information
Woori America Bank	America	USD	12,250	Finance
PT Bank Woori Saudara Indonesia 1906 Tbk	Indonesia	IDR	5,211	”
Woori Global Markets Asia Ltd.	Hong Kong	USD	10,000	”
Woori Bank China Limited(*3)	China	CNY	21.6	”
Zao Woori Bank	Russia	RUB	14.5	”
Woori Brazil Bank	Brazil	BRL	7,709	”
Korea BTL Infrastructure Fund(*4)	Korea	KRW	7,498	”
Woori Fund Service Co., Ltd.	Korea	KRW	100	”
Woori Finance Cambodia	Cambodia	USD	300	”
Woori Finance Myanmar	Myanmar	USD	200	”

	March 31, 2016			December 31, 2015
Subsidiaries	Number of shares owned	Percentage of ownership (%)	Financial statements as of	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori FIS Co., Ltd.	4,900,000	100.0	Mar. 31, 2016	4,900,000	100.0	Dec. 31, 2015
Woori Private Equity	6,000,000	100.0	Mar. 31, 2016	6,000,000	100.0	Dec. 31, 2015
Woori Finance Research Institute Co., Ltd.	600,000	100.0	Mar. 31, 2016	600,000	100.0	Dec. 31, 2015
Woori Card Co., Ltd.	169,266,200	100.0	Mar. 31, 2016	169,266,200	100.0	Dec. 31, 2015
Woori Investment Bank	275,761,491	58.2	Mar. 31, 2016	275,761,491	58.2	Dec. 31, 2015
Woori Private Equity Fund (*1)(*2)	46,061	28.9	Mar. 31, 2016	48,340	28.9	Dec. 31, 2015
Woori Credit Information Co., Ltd.	1,008,000	100.0	Mar. 31, 2016	1,008,000	100.0	Dec. 31, 2015
Woori America Bank	24,500,000	100.0	Mar. 31, 2016	24,500,000	100.0	Dec. 31, 2015
PT Bank Woori Saudara Indonesia 1906 Tbk	3,754,701,359	74.0	Mar. 31, 2016	3,754,701,359	74.0	Dec. 31, 2015
Woori Global Markets Asia Ltd.	78,000,000	100.0	Mar. 31, 2016	78,000,000	100.0	Dec. 31, 2015
Woori Bank China Limited (*3)	—	100.0	Mar. 31, 2016	—	100.0	Dec. 31, 2015
Zao Woori Bank	57,999,999	100.0	Mar. 31, 2016	57,999,999	100.0	Dec. 31, 2015
Woori Brazil Bank	77,093,999	100.0	Mar. 31, 2016	77,093,999	100.0	Dec. 31, 2015
Korea BTL Infrastructure Fund (*4)	149,762,615	99.9	Mar. 31, 2016	146,157,413	99.9	Dec. 31, 2015
Woori Fund Service Co., Ltd.	2,000,000	100.0	Mar. 31, 2016	2,000,000	100.0	Dec. 31, 2015
Woori Finance Cambodia	3,000,000	100.0	Mar. 31, 2016	3,000,000	100.0	Dec. 31, 2015
Woori Finance Myanmar	200,000	100.0	Mar. 31, 2016	200,000	100.0	Dec. 31, 2015

(*1)	As Woori Private Equity, which is a subsidiary of the Bank, has a control over Woori Private Equity Fund as its general partner, it is deemed that the Bank has a control over the entity.
(*2)	Due to refund of capital invested occurred during the three months ended March 31, 2016, both capital stock and the number of shares have decreased.
(*3)	The functional currency of Woori Bank China Limited has changed from USD to CNY.
(*4)	Due to paid-in capital increase occurred during the three months ended March 31, 2016, both capital stock and the number of shares have increased.

(2)	As for the structured entities in accordance with K-IFRS 1110 and K-IFRS 1112, it is determined that the Bank controls the entity after considering facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from the its involvement with the entity, and the Bank’s ability to affect the returns through its power over the entity.

1)	Details of structured entities which the Bank controls are as follows:

	As of March 31, 2016
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 14 structures entities	Korea	Asset securitization	—	Mar. 31, 2016
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	”	15.0	Mar. 31, 2016
Money Trust by Trust Business Act (*2)
Principle Guaranteed Trust and Principle and Interest Guaranteed Trust	Korea	Trust	—	Mar. 31, 2016
Structured entities established for investment in securities and others
Haeoreum Short-term Bond 15th and 33 structures entities	Korea	Securities investments	100.0	Mar. 31, 2016
Consus Sakhalin Real Estate Investment Trust 1st	Korea	”	75.0	Mar. 31, 2016

	As of December 31, 2015
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 14 structures entities	Korea	Asset securitization	—	Dec. 31, 2015
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	”	15.0	Dec. 31, 2015
Money Trust by Trust Business Act (*2)
Principle Guaranteed Trust and Principle and Interest Guaranteed Trust	Korea	Trust	—	Dec. 31, 2015
Structured entities established for investment in securities and others
Haeoreum Short-term Bond 15th and 33 structures entities	Korea	Securities investments	100.0	Dec. 31, 2015
Consus Sakhalin Real Estate Investment Trust 1st	Korea	”	75.0	Dec. 31, 2015

(*1)	It is determined that the Bank controls the entity after considering all the facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity, and the Bank’s ability to affect the returns through its power over the entity, even though the Bank holds less than 50% ownership interest of the entity.
(*2)	The Bank controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal and fixed rate of return.

2)	The following companies have been excluded from the consolidation scope despite of the Bank’s holding of majority ownership interest over the companies as of March 31, 2016 and December 31, 2015:

	As of March 31, 2016
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities investments	60.0
Heungkuk High Class Private Equity Securities Investment Trust 377th (*)	Korea	Securities investments	51.3
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities investments	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities investments	88.9

	As of December 31, 2015
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities investments	60.0
Heungkuk High Class Private Equity Securities Investment Trust 377th (*)	Korea	Securities investments	51.3
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities investments	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities investments	88.9

(*)	The Bank owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As results, it is deemed that the Bank has no power or control on the structured entities.

(3)	Investments in associates are as follows (Unit: Korean Won in 100 millions):

				March 31, 2016
Investee	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Inc. (*1)(*5)	Korea	7,900	Manufacturing	22,357,561	14.2	Mar. 31, 2016
Woori Blackstone Korea Opportunity No.1 Private Equity Fund (*8)	Korea	1,264	Finance	27,102,240,530	21.4	Mar. 31, 2016
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight & staffing	4,704	4.9	Feb. 29, 2016
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	180,000	9.9	Mar. 31, 2016
Korea Finance Security Co., Ltd. (*3)	Korea	60	Security service	180,000	15.0	Feb. 29, 2016
United PF 1st Corporate Financial Stability (*2)	Korea	9,732	Finance	171,585	17.7	Mar. 31, 2016
Chin Hung International Inc. (*3)(*5)	Korea	769	Construction	43,709,400	28.4	Feb. 29, 2016
Poonglim Industrial Co., Ltd. (*6) (*7)	Korea	736	Construction	4,146,811	29.3	Dec. 31, 2015
STX Engine Co., Ltd. (*1)(*5)(*6)	Korea	691	Manufacturing	8,082,650	29.2	Dec. 31, 2015
Samho International Co., Ltd. (*1)(*5)	Korea	759	Construction	1,190,000	7.8	Mar. 31, 2016
Force TEC Co., Ltd. (*4)	Korea	118	Freight & staffing	8,087,128	34.4	—
Hana Engineering & Construction Co., Ltd. (*4)	Korea	39	Construction	177,874	22.4	—
STX Corporation (*1)(*5)(*6)	Korea	748	Wholesale of Non-Specialized Goods	4,472,248	15.0	Dec. 31, 2015
Osung LST Co., Ltd. (*1)(*5)(*6)	Korea	620	Manufacturing	13,817,333	11.1	Dec. 31, 2015
Saman Corporation (*2)(*6)(*12)	Korea	7	General Construction Technology Service	12,542	9.2	Dec. 31, 2015
Dongwoo C & C Co., Ltd.(*4)	Korea	7	Construction	13,317	23.2	—
SJCO Co., Ltd. (*4)	Korea	26	Aggregate transportation and Wholesale	70,529	26.5	—
Ilyang construction Co., Ltd. (*4)	Korea	13	Construction	105,936	40.0	—
G2 collection Co., Ltd. (*4)	Korea	2	Wholesale and retail sales	12,574	28.9	—
The Base Enterprise Co., Ltd. (*4)(*10)	Korea	7	Manufacturing	68,470	48.4	—
Orient Star Logistics Co., Ltd. (*4)(*10)	Korea	4	Complex transportation brokerage	17,293	22.3	—
Heungjiwon Co., Ltd. (*4)(*10)	Korea	6	Other printing	32,849	27.8	—
Kyesan Engineering Co., Ltd. (*4)(*10)	Korea	13	Construction	60,581	23.2	—
Good Software Lab Co., Ltd. (*4)(*10)	Korea	3	Service	17,121	28.9	—
Wongwang Co., Ltd. (*4)(*10)	Korea	1	Wholesale and real estate	2,590	29.0	—
Sejin Construction Co., Ltd. (*4)(*9)	Korea	4	Construction	12,123	29.6	—
K-Growth crowd 2step Fund (*11)	Korea	27	Other financial business	800,000,000	29.6	Mar. 31, 2016

				December 31, 2015
Investee	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Inc. (*1)(*5)	Korea	7,900	Manufacturing	22,357,561	14.2	Dec. 31, 2015
Woori Blackstone Korea Opportunity No.1 Private Equity Fund (*8)	Korea	1,664	Finance	35,682,969,783	21.4	Dec. 31, 2015
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight & staffing	4,704	4.9	Nov. 30, 2015
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	180,000	9.9	Dec. 31, 2015
Korea Finance Security Co., Ltd. (*3)	Korea	60	Security service	180,000	15.0	Nov. 30, 2015
United PF 1st Corporate Financial Stability (*2)	Korea	9,732	Finance	171,585	17.7	Dec. 31, 2015
Chin Hung International Inc. (*3)(*5)	Korea	769	Construction	43,709,400	28.4	Nov. 30, 2015
Poonglim Industrial Co., Ltd. (*6) (*7)	Korea	736	Construction	4,146,811	28.9	Sep. 30, 2015
STX Engine Co., Ltd. (*1)(*5)(*6)	Korea	691	Manufacturing	8,082,650	29.2	Sep. 30, 2015
Samho International Co., Ltd. (*1)(*5)	Korea	759	Construction	1,190,000	7.8	Dec. 31, 2015
Force TEC Co., Ltd. (*4)	Korea	118	Freight & staffing	8,087,128	34.4	—
Hana Engineering & Construction Co., Ltd. (*4)	Korea	39	Construction	177,874	22.4	—
STX Corporation (*1)(*5)(*6)	Korea	748	Wholesale of Non-Specialized Goods	4,472,248	15.0	Sep. 30, 2015
Osung LST Co., Ltd. (*1)(*5)(*6)	Korea	620	Manufacturing	13,817,333	11.1	Sep. 30, 2015
Saman Corporation (*2)(*6)	Korea	341	General Construction Technology Service	627,124	9.2	Dec. 31, 2015
Dongwoo C & C Co., Ltd.(*4)	Korea	7	Construction	13,317	23.2	—
SJCO Co., Ltd. (*4)	Korea	26	Aggregate transportation and Wholesale	70,529	26.5	—
Ilyang construction Co., Ltd. (*4)	Korea	13	Construction	105,936	40.0	—
G2 collection Co., Ltd. (*4)	Korea	2	Wholesale and retail sales	12,574	28.9	—

(*1)	The Bank has significant influence in the creditors’ council.
(*2)	The Bank can participate in the decision making body and exercise significant influence over Korea Credit Bureau Co., Ltd., the United PF 1st Corporate Financial Stability and Saman Corporation through business partnerships.
(*3)	As the financial statements as of March 31, 2016 and December 31, 2015 are not available, the Bank applied the equity method by using the financial statements as of February 29, 2016 and November 30, 2015 and adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of financial statements. Meanwhile, significant portion of business for Woori Service Networks Co., Ltd. and Korea Finance Security Co., Ltd. is transacted with the Bank.
(*4)	The carrying values of investments in Force TEC Co., Ltd. Hana Construction Co., Ltd., Dongwoo C & C Co., Ltd., SJCO Co., Ltd., Ilyang construction Co., Ltd., G2 collection Co., Ltd., The Base Enterprise Co., Ltd., Orient Star Logistics Co., Ltd., Heungjiwon Co., Ltd., Kyesan Engineering Co., Ltd., Good Software Lab Co., Ltd., Wongwang Co., Ltd., and Sejin Construction Co., Ltd. are nil as of March 31, 2016 and December 31, 2015.
(*5)	The investment in associates that have quoted market prices are Kumho Tire Co., Ltd., (Current period: KRW 8,400, Previous year: KRW 6,730), Chin Hung International Inc. (Current period: KRW 2,620, Previous year: KRW 2,300), STX Engine Co., Ltd. (Current period: KRW 7,060, Previous year: KRW 6,800), Samho International Co., Ltd. (Current period: KRW 15,600, Previous year: KRW 15,550), STX Corporation. (Current period: KRW 3,220, Previous year: KRW 3,435), and Osung LST Co., Ltd. (Current period: KRW 1,100, Previous year: KRW 795).
(*6)	As the financial statements as of March 31, 2016 and December 31, 2015 are not available, the Bank applied the equity method by using the financial statements as of December 31, 2015 and September 30, 2015 and adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of financial statements.
(*7)	Due to treasury stock acquisition of Poonglim Industrial Co., Ltd. occurred during the three months ended March 31, 2016 the ownership of the Bank has increased.
(*8)	Due to the redemption of the capital of Woori Blackstone Korea Opportunity No.1 Private Equity Fund, these investees’ capital stocks and the Bank’s number of holding shares in these entities decreased.

(*9)	Due to debt-equity swap occurred during the three months ended March 31, 2016, it became an associate.
(*10)	Even though the Bank’s ownership ratio of the entity is more than 20%, it does not have significant influence over the entity due to the fact that the entity is going through workout process under receivership, thus it was excluded from the investment in associates. However, as the workout was over during the three months ended March 31, 2016, it has been included in the investment in associates.
(*11)	As the Bank invested K-Growth crowd 2step Fund for the three months ended March 31, 2016, it has been included in the investment in associates.
(*12)	Due to the capital reduction of Saman Corporation, this investee’s capital stocks and the Bank’s number of holing shares in this entity decreased.

(4)	The entities excluded from associates, although the Bank’s ownership interest in them is higher than 20% as of March 31, 2016 and December 31, 2015 are as follows:

	As of March 31, 2016
Associate (*)	Number of shares owned	Percentage of ownership
Orient Shipyard Co., Ltd.	465,050	23.0%
Saenuel Co., Ltd.	3,531	37.4%
E Mirae Tech Co., Ltd.	7,696	41.0%
Jehin Trading Co., Ltd.	81,610	27.3%
NK Eng Co., Ltd.	697,033	23.1%
The Season Company Co., Ltd.	18,187	30.1%
Deokwon Food Co., Ltd.	14,300	27.3%
Yuil PESC Co., Ltd.	8,642	24.0%
Dow Co., Ltd.	13,477	41.9%
Reading Doctors Co., Ltd.	7,398	35.4%
Gachi Staff Co., Ltd.	10,803	27.1%

	As of December 31, 2015
Associate (*)	Number of shares owned	Percentage of ownership
Orient Shipyard Co., Ltd.	465,050	23.0%
The Base Enterprise Co., Ltd.	68,470	48.4%
Saenuel Co., Ltd.	3,531	37.4%
Heungjiwon Co., Ltd.	32,849	27.8%
E Mirae Tech Co., Ltd.	7,696	41.0%
Jehin Trading Co., Ltd.	81,610	27.3%
NK Eng Co., Ltd.	697,033	23.1%
The Season Company Co., Ltd.	18,187	30.1%
Deokwon Food Co., Ltd.	14,300	27.3%
Yuil PESC Co., Ltd.	8,642	24.0%
Kyesan Engineering Co., Ltd.	60,581	23.2%
Good Software Lab Co., Ltd.	17,121	28.9%
Dow Co., Ltd.	13,477	41.9%
Reading Doctors Co., Ltd.	7,398	35.4%
Orient Star Logistics Co., Ltd.	17,293	22.3%
Wongwang Co., Ltd.	2,590	29.0%

(*)	Even though the Bank’s ownership interest in the entity is more than 20% as a limited partner, it is determined that the Bank does not have significant influence over the entity since the Bank cannot exercise significant influence in the decision making bodies, such as the investment committee, thus it has been excluded from the investment in associates.

(5)	Changes in carrying value of investments in subsidiaries and associates accounted for using the equity method are as follows (Korean Won in millions). Because the investments associated with structured entities were classified as financial assets at FVTPL or AFS financial assets, they were excluded from the carrying value of investments in subsidiaries and associates.

	For the three months ended March 31, 2016
Investee	January 1, 2016	Acquisitions	Disposals and others	Impairment	March 31, 2016
Woori FIS Co., Ltd.	35,362	—	—	—	35,362
Woori Private Equity	43,227	—	—	—	43,227
Woori Finance Research Institute Co., Ltd.	3,364	—	—	—	3,364
Woori Card Co., Ltd.	1,174,260	—	—	—	1,174,260
Woori Investment Bank	79,992	—	—	—	79,992
Woori Private Equity Fund	11,297	—	(2,279)	—	9,018
Woori Credit Information Co., Ltd.	24,666	—	—	—	24,666
Woori America Bank	202,371	—	—	—	202,371
PT Bank Woori Saudara Indonesia 1906 Tbk	215,400	—	—	—	215,400
Woori Global Markets Asia Ltd.	113,858	—	—	—	113,858
Woori Bank China Limited	427,802	—	—	—	427,802
Zao Woori Bank	51,780	—	—	—	51,780
Woori Brazil Bank	44,045	—	—	—	44,045
Korea BTL Infrastructure Fund	735,173	18,200	(248)	—	753,125
Woori Fund Service Co., Ltd.	10,000	—	—	—	10,000
Woori Finance Cambodia	4,600	—	—	—	4,600
Woori Finance Myanmar	2,389	—	—	—	2,389
Kumho Tire Co., Inc.	175,652	—	—	—	175,652
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	35,682	—	(8,581)	—	27,101
Woori Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	—	3,267
United PF 1st Corporate financial stability	172,441	—	—	—	172,441
Chin Hung International Inc.	67,467	—	—	—	67,467
Poonglim Industrial Co., Ltd.	5,123	—	—	(137)	4,986
STX Engine Co., Ltd.	50,831	—	—	—	50,831
SamHo Co., Ltd.	7,492	—	—	—	7,492
STX Corporation	14,311	—	—	—	14,311
Osung LST Co., Ltd.	6,453	—	—	—	6,453
Saman Corporation	8,521	—	—	—	8,521
K-Growth crowd 2step Fund	—	800	—	—	800

	3,730,247	19,000	(11,108)	(137)	3,738,002

	For the three months ended March 31, 2015
Investee	January 1, 2015	Acquisitions (*)	Disposals and others	Impairment	March 31, 2015
Woori FIS Co., Ltd.	35,362	—	—	—	35,362
Woori Private Equity	43,227	—	—	—	43,227
Woori Finance Research Institute Co., Ltd.	3,364	—	—	—	3,364
Woori Card Co., Ltd.	1,174,260	—	—	—	1,174,260
Woori Investment Bank	79,992	—	—	—	79,992
Woori Private Equity Fund	11,297	—	—	—	11,297
Woori Credit Information Co., Ltd.	24,666	—	—	—	24,666
Woori America Bank	202,371	—	—	—	202,371
PT Bank Woori Saudara Indonesia 1906 Tbk	215,400	—	—	—	215,400
Woori Global Markets Asia Ltd.	113,858	—	—	—	113,858
Woori Bank China Limited	401,621	26,181	—	—	427,802
Zao Woori Bank	51,780	—	—	—	51,780
Woori Brazil Bank	44,045	—	—	—	44,045
Korea BTL Infrastructure Fund	665,441	9,000	(98)	—	674,343
Woori Fund Service Co., Ltd.	10,000	—	—	—	10,000
Woori Finance Cambodia	4,600	—	—	—	4,600
Kumho Tire Co., Ltd.	175,652	—	—	—	175,652
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	66,043	—	(16,086)	—	49,957
Woori Service Networks Co., Ltd.	108	—	—	—	108
Woori Private Equity Fund	11,297	—	—	—	11,297
Korea Credit Bureau Co., Ltd.	2,215	—	—	—	2,215

	For the three months ended March 31, 2015
Investee	January 1, 2015	Acquisitions (*)	Disposals and others	Impairment	March 31, 2015
Korea Finance Security Co., Ltd.	3,337	—	—	—	3,337
United PF 1st Corporate Financial Stability	191,617	—	—	—	191,617
Chin Hung International Inc.	38,016	29,451	—	—	67,467
Poonglim Industrial Co., Ltd.	7,594	—	—	(1,907)	5,687
STX Engine Co., Ltd.	15,962	45,030	—	(10,161)	50,831
SamHo Co., Ltd.	7,492	—	—	—	7,492
STX Corporation	14,311	—	—	—	14,311
Osung LST Co., Ltd.	15,405	—	—	(8,952)	6,453

	3,619,036	109,662	(16,184)	(21,020)	3,691,494

(*)	Investments in associates increased by 100,662 million Won through transfers between accounts, such as loan-equity swap occurred during the three months ended March 31, 2015.

14.	INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Acquisition cost	373,281	364,482
Accumulated depreciation	(20,744)	(19,590)

Net carrying value	352,537	344,892

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Beginning balance	344,892	350,785
Depreciation	(868)	(927)
Transfers	8,524	27,137
Foreign currencies translation adjustments	(11)	4
Other changes	—	(3)

Ending balance	352,537	376,996

(3)	Fair value of investment properties is amounting to 374,012 million Won and 365,205 million Won as of March 31, 2016 and December 31, 2015, respectively. The fair value of investment property, based on the assessment that was independently performed by external appraisal agencies is classified as level 3 on the fair value hierarchy as of March 31, 2016 and December 31, 2015.

(4)	Rental fee earned from investment properties is amounting to 3,394 million Won and 3,529 million Won for the three months ended March 31, 2016 and 2015, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	March 31, 2016
	Land	Buildings	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,471,090	824,555	432,775	382,956	1,335	3,112,711
Accumulated depreciation	—	(138,799)	(329,981)	(319,458)	—	(788,238)

Net carrying value	1,471,090	685,756	102,794	63,498	1,335	2,324,473

	December 31, 2015
	Land	Buildings	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,478,209	824,812	427,065	367,368	522	3,097,976
Accumulated depreciation	—	(132,982)	(320,910)	(302,578)	—	(756,470)

Net carrying value	1,478,209	691,830	106,155	64,790	522	2,341,506

(2)	Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2016
	Land	Buildings	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,478,209	691,830	106,155	64,790	522	2,341,506
Acquisitions	—	1,495	6,724	2,657	816	11,692
Disposals	—	—	(29)	(665)	—	(694)
Depreciation	—	(6,153)	(10,046)	(20,966)	—	(37,165)
Foreign currencies translation adjustments	(8)	—	(18)	(23)	(3)	(52)
Transfers	(7,111)	(1,413)	—	—	—	(8,524)
Others	—	(3)	8	17,705	—	17,710

Ending balance	1,471,090	685,756	102,794	63,498	1,335	2,324,473

	For the three months ended March 31, 2015
	Land	Buildings	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,498,917	693,873	92,615	62,949	96	2,348,450
Acquisitions	20,350	5,466	9,320	4,265	163	39,564
Disposals	(20,218)	(2,943)	(55)	(431)	(4)	(23,651)
Depreciation	—	(5,908)	(9,050)	(12,470)	—	(27,428)
Classified to assets held for sale	(706)	(1,743)	—	—	—	(2,449)
Foreign currencies translation adjustments	3	3	14	8	3	31
Transfers	(25,207)	(1,930)	—	—	—	(27,137)
Others	—	—	3	8,489	—	8,492

Ending balance	1,473,139	686,818	92,847	62,810	258	2,315,872

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	March 31, 2016
	Industrial property rights	Development cost	Others	Membership deposits	Total
Acquisition cost	571	32,776	548,383	11,587	593,317
Accumulated amortization	(307)	(14,095)	(394,026)	—	(408,428)
Accumulated impairment losses	—	—	—	(2,610)	(2,610)

Net carrying value	264	18,681	154,357	8,977	182,279

	December 31, 2015
	Industrial property rights	Development cost	Others	Membership deposits	Total
Acquisition cost	571	27,980	545,470	11,535	585,556
Accumulated amortization	(288)	(13,732)	(381,191)	—	(395,211)
Accumulated impairment losses	—	—	—	(2,825)	(2,825)

Net carrying value	283	14,248	164,279	8,710	187,520

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2016
	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	283	14,248	164,279	8,710	187,520
Acquisition	—	4,787	2,922	52	7,761
Amortization	(19)	(354)	(12,836)	—	(13,209)
Reversal of impairment loss	—	—	—	215	215
Others	—	—	(5)	—	(5)
Foreign currencies translation adjustment	—	—	(3)	—	(3)

Ending balance	264	18,681	154,357	8,977	182,279

	For the three months ended March 31, 2015
	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	306	2,242	31,409	9,229	43,186
Acquisition	—	554	175,747	—	176,301
Amortization	(19)	(179)	(12,690)	—	(12,888)
Reversal of impairment loss	—	—	—	237	237
Foreign currencies translation adjustment	—	—	(1)	2	1

Ending balance	287	2,617	194,465	9,468	206,837

17.	ASSETS HELD FOR SALE

Assets held for sale is as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Premises and equipment	15,693	17,904

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		March 31, 2016
		Collateral given to	Amount	Reason for collateral
Due from banks		Korea Investment & Securities Co., Ltd. and others	480,268	Margin deposit for futures or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Yuanta Securities Co., Ltd. and others	204,275	Collaterals for customer RP and others
AFS financial assets	Korean treasury and government agencies bonds	Banco Bilbao Vizcaya Argentaria	42,971	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	The BOK and others	3,680,556	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Korea Securities Depository	9,260	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	The BOK and others	4,100,264	Settlement risk and others

		Total	8,517,594

		December 31, 2015
		Collateral given to	Amount	Reason for collateral
Due from banks		Korea Investment & Securities Co., Ltd. and others	471,578	Margin deposit for futures or option and others
Financial assets at FVTPL	Financial institutions debt securities and others	Yuanta Securities Co., Ltd. and others	220,897	Collaterals for customer RP and others
AFS financial assets	Korean treasury and government agencies bonds	Banco Bilbao Vizcaya Argentaria	43,149	Related to bonds sold under repurchase agreements (*)
	Financial institutions debt securities and others	The BOK and others	3,554,963	Settlement risk and others
HTM financial assets	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	139,340	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies bonds and others	The BOK and others	4,651,914	Total limit borrowing and others

		Total	9,081,841

(*)	The Bank has the agreements to repurchase the sold assets as the pre-determined price or the price which include the rate of return and provide the guarantee on the assets. The transferee has the right to sale or to provide as guarantee. Therefore the Bank does not derecognize the assets, but recognizes the relevant amounts as liability (bond sold under repurchase agreements).

(2)	There is no asset which the Bank has acquired through foreclosure as of March 31, 2016 and December 31, 2015.

(3)	Loaned securities are as follows (Unit: Korean Won in millions):

		March 31, 2016	December 31, 2015	Loaned to
Financial assets at FVTPL	Korean securities	6,763	10,313	Samsung Securities and others
AFS financial assets	Korean treasury and government agencies bonds and others	662,294	720,010	Korea Securities Depository

Total		669,057	730,323

Loaned securities are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Bank does not derecognize these securities, there are no liabilities relates to loaned securities.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held can be disposed and re-subjected to lien regardless of defaults of counterparties are as follows (Unit: Korean Won in millions):

	March 31, 2016
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	12,586,529	—

	December 31, 2015
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	7,661,656	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Prepaid expenses	182,767	104,636
Advance payments	1,356	424
Others	2,802	4,066

	186,925	109,126

20.	FINANCIAL LIABILITY AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Financial liabilities held for trading	2,867,263	2,593,318
Financial liabilities designated at FVTPL	791,530	854,862

	3,658,793	3,448,180

(2)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Deposits:
Gold banking liabilities	23,052	24,872
Derivative liabilities:	2,844,211	2,568,446

	2,867,263	2,593,318

(3)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Compound financial instruments:
Equity	695,176	758,011
Debentures:
Debentures in local currency	96,354	96,851

	791,530	854,862

(4)	Credit risk adjustments to financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Financial liabilities designated at FVTPL subject to credit risk adjustments	791,530	773,291
Changes in fair value for credit risk adjustments	11	(503)
Accumulated changes in credit risk adjustments	(14,998)	(46,074)

Credit risk adjustments are applied to reflect the Bank’s own credit risk when measuring derivative liabilities at fair value. The methodology to determine the adjustment incorporates the Bank’s credit spread as observed through credit ratings.

(5)	The difference between financial liabilities at FVTPL’s carrying amount and nominal amount at maturity are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Carrying amount	791,530	854,862
Nominal amount at maturity	1,045,569	1,086,365

	(254,039)	(231,503)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by interest type are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Deposits in local currency:
Deposits on demand:	11,183,845	9,733,863
Deposits at termination	180,754,838	175,705,642
Mutual installment	39,946	40,887
Certificate of deposits	3,266,422	2,435,087

Sub-total	195,245,051	187,915,479

Deposits in foreign currencies:	14,769,062	13,455,388
Present value discount	(32,804)	(17,739)

Total	209,981,309	201,353,128

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings as are as follows (Unit: Korean Won in millions):

	March 31, 2016
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.5 ~ 0.8	1,449,261
Borrowing from government funds	Small & medium Business Corporation and others	0.0 ~ 3.5	1,550,337
Others	The Korea Development Bank and others	0.0 ~ 3.8	3,765,426

			6,765,024

Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 4.6	8,655,790
Offshore borrowings in foreign currencies	Zuercher Kantonal Bank and others	0.2 ~ 1.1	32,992

			8,688,782

Bills sold	Others	0.0 ~ 1.6	37,658
Call-money	Banks and others	0.1 ~ 5.3	2,148,597
Bonds sold under repurchase agreements	Other financial institutions	0.8 ~ 4.5	35,946
Present value discount			(1,282)

			17,674,725

	December 31, 2015
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.5 ~ 0.8	1,475,991
Borrowing from government funds	Small & medium Business Corporation and others	0.0 ~ 3.5	1,535,953
Others	The Korea Development Bank and others	0.0 ~ 3.8	3,956,191

			6,968,135

Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 4.6	9,624,510
Offshore borrowings in foreign currencies	Zuercher Kantonal Bank and others	0.3 ~ 0.9	32,946

			9,657,456

Bills sold	Others	0.0 ~ 2.6	37,501
Call-money	Banks and others	0.0 ~ 5.2	1,987,837
Bonds sold under repurchase agreements	Other financial institutions	0.8 ~ 4.5	111,529
Present value discount			(1,511)

			18,760,947

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	March 31, 2016		December 31, 2015
	Interest rate (%)	Amount	Interest rate (%)	Amount
Par value of bond (*):
Ordinary bonds	0.2 ~ 10.5	11,347,837	0.2 ~ 10.5	12,249,070
Subordinated bonds	3.4 ~ 10.3	5,320,281	3.4 ~ 10.3	5,038,688

Sub-total		16,668,118		17,287,758

Discount on bonds		(28,535)		(28,009)

Total		16,639,583		17,259,749

(*)	The debentures of 3,658,361 million Won and 3,148,703 million Won as of March 31, 2016 and December 31, 2015, respectively, which are fair value hedged items are included.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Asset retirement obligation	53,261	35,933
Provisions for guarantees (*1)	293,328	366,873
Provisions for unused commitments	41,145	45,773
Other provisions (*2)	19,926	19,308

	407,660	467,887

(*1)	Provisions for guarantee include provision for financial guarantee of 74,101 million Won and 80,913 million Won as of March 31, 2016 and December 31, 2015, respectively.
(*2)	Other provisions consist of provision for litigation, provision for loss recovery, and others.

(2)	Changes in provision except asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2016
	Provision for guarantees	Provision for unused commitments	Other provisions	Total
Beginning balance	366,873	45,773	19,308	431,954
Provisions provided	—	—	1,860	1,860
Provisions used	(6,079)	(3)	(1,242)	(7,324)
Reversal of unused amount	(74,446)	(4,625)	—	(79,071)
Others	6,980	—	—	6,980

Ending balance	293,328	41,145	19,926	354,399

	For the three months ended March 31, 2015
	Provision for guarantees	Provision for unused commitments	Other provisions	Total
Beginning balance	527,659	57,422	54,631	639,712
Provisions provided	40,018	—	47,532	87,550
Provisions used	(6,917)	4	(36,660)	(43,573)
Reversal of unused amount	—	(3,302)	—	(3,302)
Others	5,565	—	—	5,565

Ending balance	566,325	54,124	65,503	685,952

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Beginning balance	35,933	27,574
Provisions provided	57	138
Provisions used	(209)	(156)
Amortization	83	73
Changes in recovery cost	17,397	8,221

Ending balance	53,261	35,850

24.	NET DEFINED BENEFIT LIABILITY

The Bank’s defined benefit plans characteristics are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. Plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Bank exposed to various risks through Defined Benefit Retirement Pension Plan, and the most significant risks are as follows:

Volatility of asset

The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue chip bonds

A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit liabilities.

Risk of inflation

Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	The net defined benefit liability is as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Defined benefit obligation	928,938	846,368
Fair value of plan assets	(849,144)	(800,690)

Net defined benefit liabilities	79,794	45,678

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Beginning balance	846,368	642,034
Current service cost	35,394	30,437
Interest expense	5,815	5,093
Remeasurements	42,146	76,619
Foreign currencies translation adjustments	186	2
Retirement benefit paid	(971)	(1,156)

Ending Balance	928,938	753,029

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Beginning balance	800,690	598,653
Interest income	5,987	5,232
Remeasurements	(1,671)	(1,203)
Employer’s contributions	45,000	85,000
Retirement benefit paid	(862)	(1,057)

Ending balance	849,144	686,625

(4)	Plan assets mainly wholly consist of deposits as of March 31, 2016 and December 31, 2015. Among plan assets, realized returns on plan assets amount to 4,316 million Won and 4,029 million Won for the three months ended March 31, 2016 and 2015, respectively.

It is expected that the Bank shall contribute 138,662 million Won for the plan for the year ended December 31, 2016.

(5)	Current service cost, net interest expense, past service cost, loss on the curtailment or settlement and remeasurements recognized in the separate statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Current service cost	35,394	30,437
Net interest expense	(172)	(139)

Cost recognized in net income	35,222	30,298

Remeasurements	43,817	77,822

Cost recognized in total comprehensive income	79,039	108,120

Retirement benefit service costs related to defined contribution plans are recognized 1,254 million Won and 812 million Won for the three months ended March 31, 2016 and 2015, respectively.

(6)	Key actuarial assumptions used in defined benefit liability assessment are as follows:

	March 31, 2016	December 31, 2015
Discount rate	2.51%	2.83%
Future wage growth rate	6.34%	6.35%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		March 31, 2016	December 31, 2015
Discount rate	Increase by 1% point	(91,115)	(83,574)
	Decrease by 1% point	107,726	96,967
Future wage growth rate	Increase by 1% point	106,391	96,078
	Decrease by 1% point	(91,786)	(84,418)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Other financial liabilities:
Accounts payable	9,178,309	5,004,048
Accrued expenses	1,711,869	1,750,524
Borrowing from trust accounts	3,578,377	4,511,333
Agency business revenue	359,138	415,776
Foreign exchanges payable	815,989	701,492
Domestic exchanges payable	5,730,187	2,076,984
Other financial liabilities	3,537,929	1,651,984
Present value discount	(622)	(672)

Sub-total	24,911,176	16,111,469

Other liabilities:
Unearned income	47,310	50,284
Other miscellaneous liabilities	138,599	113,078

Sub-total	185,909	163,362

Total	25,097,085	16,274,831

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	March 31, 2016
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Interest rate futures	64,577	—	—	—	—
Interest rate swaps	110,462,219	278,648	941,480	—	1,002,067
Long interest rate options	960,000	—	22,358	—	—
Short interest rate options	1,225,000	—	—	—	23,427

Currency:
Currency futures	488,346	—	—	—	—
Currency forwards	56,185,584	—	972,358	—	852,401
Currency swaps	30,107,570	—	571,185	—	785,213
Long currency options	1,947,410	—	64,352	—	—
Short currency options	1,663,232	—	—	—	16,986

Equity:
Stock futures	92,169	—	—	—	—
Long stock options	1,223,508	—	2,829	—	—
Short stock options	2,293,312	—	—	20,794	160,298

Others:
Other futures	676	—	—	—	—
Other forwards	—	—	—	—	—
Other swaps	40,260	—	2,271	—	2,134
Long other options	17,415	—	573	—	—
Short other options	123,204	—	—	—	1,685

	206,894,482	278,648	2,577,406	20,794	2,844,211

	December 31, 2015
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For trading
Interest rate:
Interest rate swaps	111,792,748	180,378	926,781	959,347
Long interest rate options	881,679	—	13,961	—
Short interest rate options	1,086,679	—	—	15,164

Currency:
Currency futures	386,924	—	—	—
Currency forwards	52,910,908	—	745,908	463,271
Currency swaps	27,035,675	—	613,652	949,921
Long currency options	1,657,911	—	63,498	—
Short currency options	1,366,459	—	—	13,530

Equity:
Stock futures	169,785	—	—	—
Long stock options	682,358	2,750	444	—
Short stock options	2,410,815	—	—	155,386

Others:
Other futures	1,100	—	—	—
Other forwards	125	—	—	39
Other swaps	78,882	—	5,363	4,781
Long other options	41,097	—	5,904	—
Short other options	142,259	—	—	7,007

	200,645,404	183,128	2,375,511	2,568,446

Derivatives held-for-trading purpose classified into financial assets or liabilities at FVTPL (Notes 7 and 20) and derivatives for hedging are stated in a separate line item of the separate statements of financial position.

(2)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Losses from hedged items	(61,067)	(47,074)
Gains from hedging instruments	53,338	47,198

27.	DAY 1 PROFITS AND LOSSES

Changes in deferred day 1 profits and losses are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Beginning balance	28,008	13,499
New transactions	668	7,607
Amounts recognized in profits and losses	(2,309)	(2,898)

Ending balance	26,367	18,208

In case some variables to measure fair values of financial instruments were not observable or available in the market, valuation techniques were utilized to determine fair value of such instruments. These financial instruments are recorded at their fair values at the time of purchase even though there were differences noted on the transaction price and fair value obtained from valuation techniques. The table above shows the differences yet to be recognized in net income.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	March 31, 2016	December 31, 2015
Authorized shares of common stock	5,000,000,000 Shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	676,000,000 Shares	676,000,000 Shares
Capital stock	3,381,392 million Won	3,381,392 million Won

Due to the retirement of repurchased stocks of 278,371 shares occurred during the year ended December 31, 2015, the amount of capital stock differs from the nominal amount of issued stocks.

(2)	There is no change to be disclosed in numbers of issued shares of common stock for three months ended March 31, 2016 and 2015.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Capital in excess of par value	269,533	269,533

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as the equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rates (%)	March 31, 2016	December 31, 2015
Securities in local currency	2008.06.20	2038.06.20	7.7	255,000	255,000
	2011.11.22	2041.11.22	5.9	310,000	310,000
	2012.03.08	2042.03.08	5.8	190,000	190,000
	2013.04.25	2043.04.25	4.4	500,000	500,000
	2013.11.13	2043.11.13	5.7	200,000	200,000
	2014.12.12	2044.12.12	5.2	160,000	160,000
	2015.06.03	2045.06.03	4.4	240,000	240,000
Securities in foreign currencies	2007.05.02	2037.05.02	6.2	930,900	930,900
	2015.06.10	2045.06.10	5.0	559,650	559,650
Issuance cost				(11,548)	(11,548)

Total				3,334,002	3,334,002

With respect to the hybrid securities issued, the contractual agreements allow the Bank to indefinitely extend the maturity date and defer the payment of interest. If the Bank makes a resolution not to pay dividends on common stock, and then, the Bank is exonerated from interest payment on the hybrid securities.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Accumulated other comprehensive income:
Gain on valuation of available-for-sale financial assets	422,730	329,724
Loss on foreign currency translation of foreign operations	(4,781)	(1,961)
Remeasurement of the net defined benefit liability	(220,848)	(187,634)

Sub-total	197,101	140,129

Treasury shares	(34,113)	(34,113)

Total	162,988	106,016

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2016
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments (*)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	329,724	175,645	(52,946)	(29,693)	422,730
Gain (loss) on foreign currency translation of foreign operations	(1,961)	(3,721)	—	901	(4,781)
Remeasurement of the net defined benefit liability	(187,634)	(43,818)	—	10,604	(220,848)

Total	140,129	128,106	(52,946)	(18,188)	197,101

(*)	For the change in gain (loss) on valuation of AFS financial assets, “increase” (decrease) represents change due to the valuation during the period, and “reclassification adjustments” explains disposal or recognition of impairment losses on AFS financial assets.

	For the three months ended March 31, 2015
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments (*)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	282,864	129,804	(35,964)	(22,709)	353,995
Gain (loss) on foreign currency translation of foreign operations	(20,109)	(1,703)	—	412	(21,400)
Remeasurement of the net defined benefit liability	(114,043)	(77,822)	—	18,833	(173,032)

Total	148,712	50,279	(35,964)	(3,464)	159,563

(*)	For the change in gain (loss) on valuation of AFS financial assets, “increase (decrease)” represents change due to the valuation during the period, and “reclassification adjustments” explains disposal or recognition of impairment losses on AFS financial assets.

31.	RETAINED EARNINGS

(1)	Details in retained earnings are as follows (Unit: Korean Won in millions):

		March 31, 2016	December 31, 2015
Legal reserve	Legal reserve	1,622,754	1,528,754
	Other legal reserve	44,633	43,132

	Sub-total	1,667,387	1,571,886

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,073,104	7,249,104
	Regulatory reserve for credit loss	1,880,447	1,382,443
	Revaluation reserve	753,908	760,365
	Other voluntary reserve	11,700	11,700

	Sub-total	9,962,559	9,647,012

Retained earnings before appropriation		332,100	579,477

	Total	11,962,046	11,798,375

i.	Legal reserve

In accordance with the Act of Banking Law, legal reserve are appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Tax Exemption and Reduction Control Law, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10 percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. But this reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation is an Autonomous judgment matter of the Bank since 2015.

v.	Additional reserve and other voluntary reserve

Additional reserve and other voluntary reserve were appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank discloses such short fall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be the recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	The changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Beginning balance	11,798,375	12,362,179
Net income	382,473	246,551
Dividends	(168,317)	(336,635)
Dividends on hybrid securities	(50,485)	(39,809)
Appreciation of merger losses	—	(806,640)

Ending balance	11,962,046	11,425,646

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on Supervision Banking Business (“RSBB”), if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Bank shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Beginning	1,880,447	1,382,443
Planned provision of regulatory reserve for credit loss	1,471	498,004

Ending	1,881,918	1,880,447

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share amount):

	For the three months ended March 31
	2016	2015
Net income	382,473	246,551
Provision of regulatory reserve for credit loss	1,471	211,834
Adjusted net income after the provision of regulatory reserve	381,002	34,717
Adjusted EPS after the provision of regulatory reserve (Unit: Korean Won)	491	(8)

33.	DIVIDENDS

The Bank is to pay out 168,317 million Won (250 Won per share) as dividend for the year ended December 31, 2015, and it will be reviewed and approved at the shareholders’ meeting on March 25, 2016.

34.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Financial assets at FVTPL	4,778	5,272
AFS financial assets	63,767	69,429
HTM financial assets	95,195	105,768
Loans and receivables:
Interest on due from banks	11,732	16,839
Interest on loans	1,691,633	1,741,146
Interest of other receivables	7,809	9,408

Sub-total	1,711,174	1,767,393

Total	1,874,914	1,947,862

(2)	Interest expenses recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Interest on deposits due to customers	616,067	726,386
Interest on borrowings	51,888	50,837
Interest on debentures	123,420	162,281
Other interest expense	25,989	29,581

Total	817,364	969,085

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income occurred are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Fees and commissions received (*)	191,848	186,088
Fees and commissions received for provision of guarantee	19,105	21,678
Fees and commissions received on project financing	4,868	2,027
Fees and commissions received on securities	16,428	15,246
Other Fees and commissions received	16,865	13,506

Total	249,114	238,545

(*)	Fees and commissions received include agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Details of fees and commissions expenses occurred are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Fees and commissions paid	35,396	23,754
Other Fees and commissions paid	45	23

Total	35,441	23,777

36.	DIVIDEND INCOME

Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Financial assets at FVTPL	658	597
AFS financial assets	55,500	44,612

Total	56,158	45,209

37.	GAINS (LOSSES) ON FINANCIAL ASSETS AT FVTPL

(1)	Details of gains or losses related to financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Gains (losses) on financial assets held for trading	(103,300)	42,783
Gains (losses) of financial assets designated at FVTPL	46,433	(16,603)

Total	(56,867)	26,180

(2)	Details of gains or losses on financial assets held for trading are as follows (Unit: Korean Won in millions):

			For the three months ended March 31
			2016	2015
Financial assets at FVTPL	Securities	Gain on valuation	4,015	12,733
		Gain on disposals	2,896	3,571
		Loss on valuation	(452)	(2,029)
		Loss on disposals	(1,025)	(1,582)

		Sub-total	5,434	12,693

	Other financial assets	Gain on valuation	7,996	1,591
		Gain on disposals	798	106
		Loss on valuation	(7,830)	(1,599)
		Loss on disposals	(833)	(51)

		Sub-total	131	47

		Total	5,565	12,740

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	407,790	372,914
		Loss on transactions and valuation	(451,414)	(399,474)

		Sub-total	(43,624)	(26,560)

	Currencies derivatives	Gain on transactions and valuation	2,020,713	663,724
		Loss on transactions and valuation	(2,030,337)	(615,238)

		Sub-total	(9,624)	48,486

	Equity derivatives	Gain on transactions and valuation	33,310	14,117
		Loss on transactions and valuation	(89,119)	(6,454)

		Sub-total	(55,809)	7,663

	Other derivatives	Gain on transactions and valuation	3,513	11,109
		Loss on transactions and valuation	(3,321)	(10,655)

		Sub-total	192	454

		Total	(108,865)	30,043

	Total		(103,300)	42,783

(3)	Details of gains or losses of financial instrument at FVTPL are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Gain (loss) on compound financial instruments:
Loss on disposals of compound financial instruments	(3,340)	(530)
Gain (loss) on valuation of compound financial instruments	49,275	(15,293)

Sub-total	45,935	(15,823)

Gain (loss) on other financial instruments:
Gain (loss) on valuation of other financial instruments	498	(780)

Total	46,433	(16,603)

38.	GAINS OR LOSSES ON AFS FINANCIAL ASSETS

Details of gains or losses on AFS financial assets recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Gain on transactions of securities:	15,634	17,675
Impairment loss:	(3,905)	(49,181)

Total	11,729	(31,506)

39.	IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Impairment losses on loans and receivables, guarantees and loan commitments recognized for credit loss are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Impairment losses due to credit loss	(206,031)	(230,892)
Reversal of provision on (provision provided) guarantee	74,446	(40,018)
Reversal of provision on loan commitment	4,625	3,302

Total	(126,960)	(267,608)

40.	OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses are as follows (Unit: Korean Won in millions):

			For the three months ended March 31
			2016	2015
Salaries	Short-term employee benefits	Salaries	277,089	268,373
		Employee benefits	77,336	80,279
	Retirement benefit service costs		36,476	31,110

	Sub-total		390,901	379,762

Depreciation and amortization			50,374	40,316
Other general and administrative expenses	Rent		64,611	56,896
	Taxes and public dues		22,221	23,619
	Service charges		49,795	48,520
	Computer related expenses		57,158	61,020
	Telephone and communication expenses		7,764	7,548
	Operating promotion expenses		10,332	10,290
	Advertising expenses		11,944	6,858
	Printings		1,978	2,244
	Traveling expenses		1,988	1,781
	Supplies		1,213	1,132
	Insurance premium		982	1,070
	Reimbursement		3,676	2,206
	Maintenance		3,238	3,203
	Water, light and heating		3,998	4,368
	Vehicle maintenance		1,807	1,937
	Others		1,212	4,707

	Sub-total		243,917	237,399

	Total		685,192	657,477

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Gain on transactions of foreign exchange	1,374,702	443,088
Gain on disposals of loans	22,452	34,725
Gain on derivatives	78,909	51,733
Gain on fair value hedging derivatives	25,183	5,051
Others (*)	43,049	28,416

	1,544,295	563,013

(*)	Other income includes such income amounting to 43,049 million Won and 27,819 million Won for the three months ended March 31, 2016 and 2015, respectively, that the Bank recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Loss on transactions of foreign exchange	1,282,289	427,090
KDIC Deposit insurance premium	69,868	64,373
Contribution to miscellaneous funds	74,522	83,948
Losses on disposals of loans and receivables	5	13
Losses related to derivatives	25,571	4,535
Loss on fair value hedged items	86,250	52,125
Others (*)	30,029	48,645

	1,568,534	680,729

(*)	Other expense includes such expenses amounting to 27,084 million Won for the three months ended March 31, 2016 that the Bank recognized for it is to carry out a payment to other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

41.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of gain or loss on valuation of investments in subsidiaries and associates are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Impairment loss	(137)	(21,020)

(2)	Details of other non-operating income (expenses) recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Other non-operating income	49,556	170,200
Other non-operating expenses	(26,564)	(25,059)

Total	22,992	145,141

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Rental fee income	3,517	3,736
Dividends from investments in subsidiaries and associates	10,880	17,573
Gain on disposal of investments in subsidiaries and associates	323	—
Gain on disposal of premises and equipment intangible assets and investment properties	—	99
Reversal of impairment of premises and equipment intangible assets and investment properties	243	302
Others(*)	34,593	148,490

Total	49,556	170,200

(*)	Other income includes such income amounting to 132,784 million Won for the three months ended March 31, 2015 that the Bank received in accordance with the final irrevocable judgment for the payment of commitment (Note 44).

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Depreciation of investment properties	868	927
Interest expenses of rent leasehold deposits	123	206
Loss on disposals of premises and equipment intangible assets and investment properties	1,706	571
Impairment loss on premises and equipment intangible assets and investment properties	28	65
Donation	14,730	10,546
Others	9,109	12,744

Total	26,564	25,059

42.	INCOME TAX EXPENSE

(1)	Details of income tax expense are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Current tax expense
Current tax expense in respect of the current year	62,510	36,384
Adjustments recognized in the current period in relation to the current tax of prior periods	(20,588)	(809)

Sub-total	41,922	35,575

Deferred tax expense
Deferred tax expense relating to the origination and reversal of temporary differences	62,500	36,086
Deferred tax charged directly to equity	(18,188)	(3,464)

Sub-total	44,312	32,622

Income tax expense	86,234	68,197

(2)	Income tax expense can be reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Net income before income tax expense	468,707	314,748
Tax calculated at statutory tax rate (*)	112,965	75,707

Adjustments
Effect of income that is exempt from taxation	(15,361)	(10,948)
Effect of expenses that are not deductible in determining taxable profit	2,333	2,437
Adjustments recognized in the current period in relation to the current tax of prior periods	(20,588)	(809)
Others	6,885	1,810

Sub-total	(26,731)	(7,510)

Income tax expense	86,234	68,197

Effective tax rate	18.4%	21.7%

(*)	The corporate tax rate is 11 % up to 200 million Won, 22 % over 200 million Won to 20 billion Won and 24.2 % over 20 billion Won.

(3)	Details of deferred tax relating to items that are recognized directly in equity are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Loss on valuation of AFS securities	(134,961)	(105,268)
Foreign currency translation of foreign operations	1,527	626
Remeasurement of the net defined benefit liability	70,508	59,904

	(62,926)	(44,738)

43.	EARNINGS PER SHARE (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS and number of shares):

	For the three months ended March 31
	2016	2015
Net income attributable to common shareholders	382,473	246,551
Dividends to hybrid securities	(50,485)	(39,809)
Net income attributable to common shareholders	331,988	206,742
Weighted average number of common shares outstanding	673 shares in million	673 shares in million
Basic EPS (Unit: Korean Won)	493	307

Diluted EPS equals to basic EPS for there is no dilution effect for the three months ended March 31, 2016 and 2015.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees which the Bank has provided to others are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Confirmed guarantees:
Guarantees for loans	100,294	108,176
Acceptances	465,930	466,909
Guarantees in acceptances of imported goods	86,593	100,084
Other confirmed guarantees	7,858,859	8,115,835

Total	8,511,676	8,791,004

Unconfirmed guarantees:
Local letters of credit	319,241	422,812
Letters of credit	4,023,678	4,241,583
Other unconfirmed guarantees	1,656,934	1,916,209

Total	5,999,853	6,580,604

Commercial paper purchase commitments and others	1,995,937	2,135,541

(2)	Details of loan commitments and others are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Loan commitments	60,695,967	63,361,727
Other commitments	2,066,614	2,101,669

(3)	Litigation case

a)	The Bank has filed and faced lawsuits as follows (Unit: Korean Won in millions):

	March 31, 2016
	As plaintiff	As defendant
Number of cases	75 case	198 case
Amount of litigation	296,529	157,323
Provisions for litigations		3,71

	December 31, 2015
	As plaintiff	As defendant
Number of cases	86 case	222 case
Amount of litigation	337,047	169,294
Provisions for litigations		2,605

b)	The Bank, along with other 13 financial institutions including Seoul Guarantee Insurance, has filed a lawsuit against Samsung Group and its associates as defendant in respect of the claim of return of guaranteed fund which was related to the filing of court administration of Renault Samsung Motors. In regard to the lawsuit, on January 29, 2015, the supreme court of Korea made final judgment that the plaintiff should pay the guaranteed fund to the Bank and other financial institutions. The amount that the Bank is to be paid, 132,784 million Won, shall be recognized as gain for the year ended at December 31, 2015, in accordance with K-IFRS 1037 Provisions, Contingent liabilities and Contingent assets.

(4)	Other

The Bank operates Korean Won currency settlement service as for commercial trade settlements between Korea and Iran. In accordance with the submission request of information from U.S. prosecutors (U.S. Federal Prosecutors and Prosecutors of the New York State), the Bank is currently performing its own internal investigation to confirm if the Bank is meeting the requirements on sanction of U.S. Government in respect of its service operation. As at the end of March 31, 2016, the Bank believes that it cannot make reasonable estimation due to possible results from such investigation.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Bank, assets and liabilities recognized and major transactions with related parties during the current and prior period are as follows:

(1)	The related parties of the Bank as of March 31, 2016 are as follows:

Related parties
Ultimate controlling party (Government related entity)	KDIC

Joint ventures	Woori Renaissance Holdings

Subsidiaries

Woori Credit Information Co., Ltd., Woori America Bank, Woori Global Market Asia Ltd.,

Woori Bank China Limited, Zao Woori Bank, PT Bank Woori Saudara Indonesia 1906 Tbk, Woori Brazil Bank, Korea BTL Infrastructure Fund, Woori Fund Service Co., Ltd., Woori Finance Cambodia, Woori FIS Co., Ltd., Woori Card Co., Ltd., Woori Private Equity, Woori Finance Research Institute Co., Ltd., Woori Investment Bank Co., Ltd., Woori Private Equity Fund, Woori EL Co., Ltd., Woori Bank Principal and Interest Guaranteed Trust, Woori Bank Principal Guaranteed Trust, Woori Finance Myanmar, Kumho Trust 1st Co., Ltd. and 16 SPCs, Haeoreum Short-term Bond 15th and 34 Beneficiary Certificates

Associates	Woori Blackstone Korea Opportunity No.1 Private Equity Fund, Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Woori Service Networks Co., Ltd., Kumho Tires Co., Ltd., United PF 1st Corporate financial stability, Chin Hung International Inc., Poonglim Industrial Co., Ltd., Hana Engineering & Construction Co., Ltd., STX Engine Co., Ltd., Samho International Co., Ltd., Force TEC Co., Ltd., Woori Columbus 1st Private Equity Fund, STX Corporation, Osung LST Co., Ltd., Dongwoo C & C Co., Ltd., SJCO Co., Ltd., Ilyang construction Co., Ltd., G2 collection Co., Ltd., Saman Corporation, The Base Enterprise Co., Ltd., Orient Star Logistics Co., Ltd., Heungjiwon Co., Ltd., Kyesan Engineering Co., Ltd., Good Software Lab Co., Ltd., Wongwang Co., Ltd., Sejin Construction Co., Ltd., K-Growth crowd 2step Fund

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	March 31, 2016	December 31, 2015
Ultimate controlling party (Government related entity)	KDIC	Other assets	420,083	510,193
		Deposits	868,393	930,231
		Other liabilities	9,636	9,812

Subsidiaries	Structured entities and others	Loans	26,849	26,765
		Allowance for credit loss	(17,107)	(17,443)
		Other assets	21	13
		Deposits	3,347	1,781
		Other liabilities	951	908

	Woori Bank China Limited	Due from banks	44,267	9,015
		Loans	432,590	485,380
		Allowance for credit loss	(482)	(541)
		Other assets	790	971
		Deposits	2,225	215
		Other liabilities	717	573

	Zao Woori Bank	Due from banks	87,970	72,095
		Loans	43,141	54,238
		Allowance for credit loss	(29)	(61)
		Other assets	167	132

	Woori Brazil Bank	Loans	1,961	1,992
		Allowance for credit loss	—	(2)

Related party		A title of account	March 31, 2016	December 31, 2015
Subsidiaries	Woori Global Market Asia Ltd.	Loans	120,259	125,463
		Allowance for credit loss	(131)	(139)
		Deposits	8,273	1,498
		Borrowings	—	5,860

	PT Bank Woori Saudara Indonesia 1906 Tbk	Due from banks	5,569	2,520
		Loans	23,070	58,600
		Allowance for credit loss	(26)	(65)
		Deposits	11	68

	Woori Credit Information Co., Ltd.	Deposits	17,988	18,699
		Other liabilities	10,593	10,897

	Beneficiary Certificates	Other assets	33	20

	Woori America Bank	Due from banks	3,129	2,850

	Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other assets	5,076	3,162
		Other liabilities	50,473	34,937

	Woori Fund Service Co., Ltd.	Other assets	2	—
		Deposits	3,720	3,236
		Other liabilities	823	812

	Korea BTL Infrastructure Fund	Other assets	8	8

	Woori Private Equity Fund	Other assets	2	4
		Deposits	152	9,127
		Other liabilities	—	2

	Woori EL Co., Ltd.	Deposits	23	23

	Woori Finance Cambodia	Loans	19,610	16,408
		Allowance for credit loss	(12)	(10)
		Other liabilities	—	1

	Woori FIS Co., Ltd.	Other assets	187	102
		Deposits	22,399	15,462
		Other liabilities	16,916	16,536

	Woori Private Equity Co., Ltd.	Deposits	25,341	24,547
		Other liabilities	82	143

	Woori Finance Research Institute Co., Ltd.	Deposits	3,254	2,113
		Other liabilities	569	1,534

	Woori card Co., Ltd.	Other assets	11,764	9,306
		Deposits	49,474	30,606
		Other liabilities	10,797	13,414

	Woori Investment Bank Co., Ltd.	Due from banks	50,000	50,000
		Other assets	12,196	6,109
		Deposits	6,411	6,551
		Other liabilities	15,180	8,321

Associates	Kumho Tires Co., Ltd.	Loans	314,537	279,895
		Allowance for credit loss	(622)	(551)
		Deposits	78,474	67,815
		Other liabilities	57	115

Related party		A title of account	March 31, 2016	December 31, 2015
Associates	Korea Credit Bureau Co., Ltd.	Deposits	10,012	9,038
		Other liabilities	56	54

	Korea Finance Security Co., Ltd.	Deposits	1,078	1,468
		Other liabilities	9	7

	Woori Service Networks Co., Ltd.	Deposits	2,549	3,821
		Other liabilities	351	377

	United PF 1st Corporate financial stability	Deposits	40	20

	Chin Hung International Inc.	Loans	5,366	5,366
		Allowance for credit loss	(4,697)	(4,636)
		Deposits	3,118	1,378
		Other liabilities	4	6

	Poonglim Industrial Co., Ltd.	Loans	1,520	1,557
		Allowance for credit loss	(1,520)	(1,557)
		Deposits	5,689	7,906
		Other liabilities	—	5

	Samho International Co., Ltd.	Loans	38,094	42,739
		Allowance for credit loss	(5,172)	(5,802)
		Deposits	39,472	96,281
		Other liabilities	1,097	950

	Force TEC Co., Ltd.	Loans	27,477	28,504
		Allowance for credit loss	(18,726)	(6,246)
		Deposits	155	355
		Other liabilities	—	1,201

	Hana Engineering & Construction Co., Ltd.	Loans	71	71
		Allowance for credit loss	(71)	(71)
		Deposits	40	38

	STX Engine Co., Ltd.	Loans	127,417	120,599
		Allowance for credit loss	(27,087)	(25,639)
		Deposits	7,434	5,167
		Other liabilities	576	600

	STX Corporation	Loans	139,294	151,791
		Allowance for credit loss	(28,360)	(19,182)
		Deposits	20,751	13,643
		Other liabilities	214	219

	Osung LST Co., Ltd.	Loans	5,639	5,639
		Allowance for credit loss	(338)	(338)
		Deposits	1,188	983
		Other liabilities	—	2

	Ilyang Construction Co., Ltd.	Loans	837	838
		Allowance for credit loss	(215)	(215)
		Other assets	1	—
		Deposits	3	—

	Kyesan Engineering Co., Ltd.	Loans	251	—
		Allowance for credit loss	(199)	—

Related party		A title of account	March 31, 2016	December 31, 2015
Associates	Good Software Lab Co., Ltd.	Loans	7	—
		Allowance for credit loss	(7)	—

	Dongwoo C & C Co., Ltd.	Loans	1	—
		Allowance for credit loss	(1)	—
		Deposits	2	—

	The Base Enterprise Co., Ltd.	Loans	438	—
		Allowance for credit loss	(10)	—

	Heungjiwon Co., Ltd.	Deposits	43	—

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the three months ended March 31
Related party		A title of account	2016	2015
Ultimate controlling party (Government related entity)	KDIC	Interest income	3,722	5,876
		Interest expenses	4,316	5,701

Subsidiaries	Structured entities	Interest income	89	—
		Fees income	1,847	2,555
		Interest expenses	1	—
		Reversal of provision for credit loss	(336)	(766)

	Woori Credit Information Co., Ltd.	Dividends	1,008	2,016
		Other income	100	100
		Interest expenses	55	90
		Fees expenses	2,415	2,925

	Korea BTL Infrastructure Fund	Dividends	7,399	7,401
		Fees income	18	16

	Woori Bank China Limited	Interest income	1,355	688
		Other income	52	—
		Other expenses	717	—
		Reversal of provision for credit loss	(59)	(29)

	PT Bank Woori Saudara Indonesia 1906 Tbk	Interest income	171	3
		Fees expenses	14	12
		Impairment losses due to credit loss (reversal of provision for credit loss)	(40)	55

	Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other income	1,915	2,406
		Interest expenses	158	232
		Other expenses	33	5

	Zao Woori Bank	Interest income	156	152
		Reversal of provision for credit loss	(32)	(12)

	Woori Brazil Bank	Interest income	4	—
		Reversal of provision for credit loss	(2)	—

			For the three months ended March 31
Related party		A title of account	2016	2015
Subsidiaries	Woori Global Markets Asia Ltd.	Interest income	434	396
		Interest expenses	9	1
		Reversal of provision for credit loss	(7)	(8)

	Woori Fund Service Co., Ltd.	Fees income	3	1
		Other income	33	6
		Interest expenses	13	11

	Woori Private Equity Fund	Fees income	2	2
		Interest expenses	3	3

	Woori Finance Cambodia	Interest income	106	20
		Impairment losses due to credit loss	1	—

	Woori FIS Co., Ltd.	Fees income	90	—
		Other income	1,694	1,775
		Other expenses	55,545	59,467

	Woori Private Equity Co., Ltd.	Interest expenses	93	59

	Woori Finance Research Institute	Other income	74	72
		Interest expenses	7	11
		Fees expenses	1,175	1,075

	Woori Card Co., Ltd.	Fees income	32,871	29,935
		Other income	95	205
		Interest expenses	13	26

	Woori Investment Bank	Fees income	99	1
		Other income	1,415	573
		Interest expenses	11	8
		Other expenses	1,523	455

Associates	Kumho Tires Co., Ltd.	Interest income	695	664
		Fees income	9	8
		Interest expenses	18	64
		Impairment losses due to credit loss (reversal of provision for credit loss)	51	(183)

	Korea Finance Security Co., Ltd.	Dividends	54	55
		Interest expenses	2	11

	Korea Credit Bureau Co., Ltd.	Interest expenses	40	15

	Woori Service Networks Co., Ltd.	Dividends	—	12
		Other income	7	7
		Interest expenses	14	21

	Woori Blackstone Korea Opportunity No.1 Private Equity Fund	Dividends	2,420	8,089

			For the three months ended March 31
Related party		A title of account	2016	2015
Associates	Chin Hung International Inc.	Interest income	67	379
		Fees income	1	1
		Interest expenses	3	10
		Impairment losses due to credit loss (reversal of provision for credit loss)	61	(325)

	Poonglim Industrial Co., Ltd.	Interest expenses	2	4
		Reversal of provision for credit loss	(37)	(2,236)

	Samho International Co., Ltd.	Interest income	227	225
		Fees income	4	5
		Interest expenses	145	315
		Impairment losses due to credit loss (reversal of provision for credit loss)	(479)	537

	Force TEC Co., Ltd.	Interest income	65	62
		Impairment losses due to credit loss (Reversal of provision for credit loss)	11,279	(182)

	STX Engine Co., Ltd.	Interest income	335	535
		Fees income	29	45
		Interest expenses	6	12
		Impairment losses due to credit loss	1,959	611

	STX Corporation	Interest income	318	450
		Fees income	30	—
		Interest expenses	2	1
		Impairment losses due to credit loss	9,230	1,420

	Osung LST Co., Ltd.	Interest income	56	56
		Interest expenses	—	7
		Reversal of provision for credit loss	—	(72)

	Kyesan Engineering Co., Ltd.	Impairment losses due to credit loss	3	—

	Good Software Lab Co., Ltd.	Impairment losses due to credit loss	7	—

	Dongwoo C & C Co., Ltd.	Impairment losses due to credit loss	1	—

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	Warranty	March 31, 2016	December 31, 2015
KDIC	Loan commitment	1,500,000	1,500,000
Woori America Bank	Confirmed guarantees in foreign currencies	2,770	2,640
P.T. Bank Woori Saudara Indonesia 1906 Tbk	Confirmed guarantees in foreign currencies and others	122,260	124,177
Woori Global Market Asia Ltd.	Confirmed guarantees in foreign currencies	18,456	18,752
Woori Bank China Limited	Confirmed guarantees in foreign currencies and others	98,799	73,802
Zao Woori Bank	Confirmed guarantees in foreign currencies	35,911	56,450
Woori Brazil Bank	Confirmed guarantees in foreign currencies	1,893	1,690
Woori Finance Cambodia	Loan commitment	3,461	7,032
Korea BTL Infrastructure Fund	Securities purchase contract	384,211	468,786
Structured entities and others	Loan commitment in local currency	514,140	520,400
	Loan commitment	488	723
Woori Card Co., Ltd. (*)	Loan commitment	500,000	500,000
Woori Investment Bank	Loan commitment	50,000	50,000
Kumho Tires Co., Inc.	Import credit in foreign currencies and others	10,036	11,623
	Loan commitment	103,818	142,694
ChinHung International Inc.	Loan commitment	40,630	40,630
STX Engine Co., Ltd.	Import credit in foreign currencies and others	52,624	74,135
Samho International Co., Ltd.	Loan commitment	25,855	12,912
	Loan commitment	32,367	27,721
Force TEC Co., Ltd.	Loan commitment	—	5,762
STX Corporation	Import credit in foreign currencies and others	23,697	23,235
	Loan commitment	8,328	9,069

(*)	The loan commitments provided from Woori Card Co., Ltd. are 189,112 million Won and 172,634 million Won, respectively, as of March 31, 2016 and December 31, 2015.

For the guarantee provided to the related parties, the Bank recognized provisions for guarantees amounting to 12,528 million Won and 14,028 million Won, respectively, as of March 31, 2016 and December 31, 2015.

(5)	Details of compensation to key management are as follows (Unit: Korean Won in millions):

	For the three months ended March 31
	2016	2015
Salaries	2,237	1,689
Severance and retirement benefits	87	116

Total	2,324	1,805

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 994 million Won and 2,283 million Won, respectively, and with respect to the assets, the Bank has not recognized any allowance, nor provision.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Bank are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	March 31, 2016	December 31, 2015	For the three months ended March 31, 2016	For the three months ended March 31, 2015
Trust accounts	37,465,446	34,135,580	189,211	278,795

(1)	Significant receivables and payables between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Receivables
Trust fees receivables	22,146	18,704
Payables
Borrowings from trust accounts	2,981,211	3,794,847

(3)	Significant transactions between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2016	For the three months ended March 31, 2015
Revenue
Trust fees	14,208	11,508
Expense
Interest expenses on borrowings from trust accounts	13,116	16,288

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts.

1)	The carrying value of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Principal guaranteed trusts
Old-age pension trusts	5,136	5,235
Personal pension trusts	520,026	523,544
Pension trusts	695,493	681,868
Retirement trusts	62,581	64,921
New personal pension trusts	8,697	8,540
New old-age pension trusts	3,243	3,376

Sub-total	1,295,176	1,287,484

Principal and fixed rate of return guaranteed trusts
Development trusts	19	19
Unspecified money trusts	755	782

Sub-total	774	801

Total	1,295,950	1,288,285

2)	The amounts that the Bank has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	March 31, 2016	December 31, 2015
Liabilities for the account (subsidy for trust account adjustment)	7	26